  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 1997.

                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                           RED MAN PIPE & SUPPLY CO.
              (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)
        OKLAHOMA                     5084                    73-1013654
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                         8023 E. 63RD PLACE, SUITE 800
                             TULSA, OKLAHOMA 74133
                                (918) 250-8541
    (ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               L. CRAIG KETCHUM
                                   PRESIDENT
                         8023 E. 63RD PLACE, SUITE 800
                             TULSA, OKLAHOMA 74133
                                (918) 250-8541
             (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
    C. RAYMOND PATTON, JR., ESQ.                ROBERT F. GRAY, JR., ESQ.
  CONNER & WINTERS, A PROFESSIONAL             FULBRIGHT & JAWORSKI L.L.P.
             CORPORATION                              1301 MCKINNEY
 3700 FIRST PLACE TOWER, 15 EAST 5TH              HOUSTON, TEXAS 77010
               STREET                                (713) 651-5151
     TULSA, OKLAHOMA 74103-4344
           (918) 586-5711
                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                            PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AGGREGATE          AMOUNT OF
       SECURITIES TO BE REGISTERED        OFFERING PRICE(1)(2) REGISTRATION FEE
-------------------------------------------------------------------------------
Class A Common Stock
 ($0.01 par value).......................     $86,250,000          $25,444
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457. In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Includes     shares subject to an over-allotment option to be granted to the Underwriters by the Company.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued December 24, 1997

                                       Shares
                           Red Man Pipe & Supply Co.
                              CLASS A COMMON STOCK

                                  -----------
 OF THE      SHARES  OF THE  CLASS A  COMMON STOCK  BEING OFFERED  HEREBY,
  SHARES ARE BEING SOLD BY  THE COMPANY AND     SHARES  ARE BEING SOLD BY  THE
   SELLING  STOCKHOLDER.  SEE  "PRINCIPAL  AND  SELLING  STOCKHOLDERS."   THE
    COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE  CLASS
     A COMMON STOCK  BY THE  SELLING STOCKHOLDER. PRIOR  TO THIS  OFFERING,
      THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK. IT  IS
       CURRENTLY ESTIMATED  THAT THE  INITIAL PUBLIC  OFFERING PRICE  PER
        SHARE WILL BE  BETWEEN $   AND  $   . SEE  "UNDERWRITERS" FOR  A
         DISCUSSION  OF  THE  FACTORS  CONSIDERED  IN  DETERMINING  THE
          INITIAL PUBLIC OFFERING PRICE.

 THE COMPANY HAS  TWO CLASSES OF COMMON STOCK OUTSTANDING. THE  CLASS A COMMON
   STOCK  AND CLASS  B  COMMON  STOCK  ARE  SUBSTANTIALLY  IDENTICAL  IN ALL
    RESPECTS EXCEPT  THAT HOLDERS OF CLASS  A COMMON STOCK ARE  ENTITLED TO
      ONE VOTE PER SHARE AND HOLDERS OF CLASS B COMMON STOCK ARE ENTITLED
       TO  TEN VOTES PER  SHARE ON  ALL MATTERS SUBMITTED  TO A VOTE  OF
         STOCKHOLDERS.  FOLLOWING THE  CLOSING  OF  THE OFFERING,  THE
          HOLDERS   OF   THE  CLASS   B   COMMON  STOCK   WILL   HAVE
            APPROXIMATELY   %  OF THE COMBINED VOTING  POWER OF THE
              OUTSTANDING  COMMON  STOCK.   SEE  "DESCRIPTION   OF
               CAPITAL STOCK."
                                  -----------
APPLICATION WILL  BE MADE  TO LIST  THE CLASS A  COMMON STOCK  ON THE  NEW YORK
 STOCK EXCHANGE UNDER THE SYMBOL "RMN."

                                  -----------
     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                          UNDERWRITING                PROCEEDS
                                PRICE TO  DISCOUNTS AND  PROCEEDS TO TO SELLING
                                 PUBLIC  COMMISSIONS (1) COMPANY (2) STOCKHOLDER
                                -------- --------------- ----------- -----------
Per Share......................   $           $             $           $
Total (3)......................  $            $             $           $

-----
  (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting estimated expenses of $    payable by the Company.
  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an aggregate
      of     Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $   , $    and $    , respectively. See "Underwriters."

                                  -----------
  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Fulbright & Jaworski L.L.P., counsel for the Underwriters. It is expected
that delivery of the Shares will be made on or about       , 1998, at the
office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER

        SALOMON SMITH BARNEY

                                                   THE ROBINSON-HUMPHREY COMPANY

      , 1998

   [MAP OF UNITED STATES IDENTIFYING LOCATIONS OF THE COMPANY'S FACILITIES.]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY (THE "OFFERING") TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSONS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  UNTIL       , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   8
The Company..............................................................  13
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Dilution.................................................................  15
Capitalization...........................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  23
Management...............................................................  32
Certain Transactions.....................................................  37
Principal and Selling Stockholders.......................................  38
Shares Eligible for Future Sale..........................................  39
Description of Capital Stock.............................................  40
Underwriters.............................................................  45
Legal Matters............................................................  47
Experts..................................................................  47
Available Information....................................................  47
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the reclassification of the Company's outstanding shares of Class A Common Stock
and Class B Common Stock effected December 12, 1997, and subsequent   -for-one
stock split of its Class A Common Stock and Class B Common Stock outstanding
effected     , 1998, and (ii) assumes that the Underwriters' over-allotment option is not exercised. Unless otherwise indicated by the context, references herein to the "Company" or "Red Man" mean Red Man Pipe & Supply Co., an Oklahoma corporation, and references to "Common Stock" shall mean both the Class A and Class B Common Stock.

                                  THE COMPANY

  Red Man is a leading distributor of products and services to the energy industry. The Company distributes more than 55,000 products and tubular goods through 42 service and supply centers and 11 sales locations strategically located close to major hydrocarbon producing and refining areas of the United States. In addition, through its membership in an association of distributors with distribution centers in 35 states, the Company participates in certain national accounts with other members. Due to the breadth of its products and services, Red Man is able to serve the needs of companies in the upstream (i.e., drilling and producing), midstream (i.e., gathering and transporting) and downstream (i.e., processing, refining and manufacturing) sectors of the energy industry. The Company believes it is one of only two companies that can provide products and services to customers engaged in upstream-to-downstream operations in major hydrocarbon producing and refining areas of the United States.

  The Company's operations involve the distribution of tubular goods, including oil country tubular goods ("OCTG") and line pipe, and the operation of service and supply centers which distribute maintenance, repair and operating ("MRO") products utilized in the energy industry, as well as industrial products consisting primarily of line pipe, valves, fittings and flanges ("PVF"). In fiscal 1997, sales of tubular goods represented approximately 55% of total sales, and sales of other products from service and supply centers represented approximately 45% of total sales.

  The Company distributes a broad range of OCTG and line pipe for oilfield and industrial applications. The Company purchases OCTG and line pipe manufactured by 23 domestic mills and four foreign mills and distributes these products directly from the mills or from the Company's own inventory maintained in storage yards strategically located throughout major hydrocarbon producing regions of the United States. A significant portion of the Company's tubular goods sales is made pursuant to stocking program arrangements with its customers. Under such arrangements, the Company provides various specifications of tubular goods at an agreed upon price generally for a period from three to 18 months.

  The Company's oilfield and industrial service and supply centers provide MRO and PVF products and various related services to the upstream, midstream and downstream operations of the energy industry, as well as to engineering and construction companies, fabricators, drilling contractors, utilities, processing plants and energy industry service companies. In addition, the Company markets gas measurement products, consisting of meter tubes and skid-mounted meter stations, and distributes measurement-related products and services from its various service and supply centers.

  As major integrated and large independent oil and gas companies have begun implementing cost-cutting and efficiency initiatives to focus on their core business activities, many of these companies have begun outsourcing their procurement and inventory management requirements. In response to these initiatives, the Company provides a number of value added services, including inventory procurement and management, warehouse management, integrated supply arrangements, management information reporting and total project management. These value added services are designed to enable the Company's customers to operate more efficiently by reducing their total procurement costs and the number of suppliers utilized.

  In addition, a number of major integrated and large independent oil and gas companies are seeking strategic alliances with their suppliers and service providers to establish service programs which enhance operating efficiencies. The Company has developed and is actively pursuing strategic alliances with its customers whereby a number of the Company's value added services may be combined as needed to enable these customers to operate more efficiently. Red Man also benefits from these alliances due to the longer term relationships created. These relationships generally provide greater consistency and predictability with respect to customer procurement requirements, improved utilization of assets and increased inventory turnover. The Company initially developed alliances to meet the needs of the upstream operations of its major integrated and large independent oil and gas companies. However, the Company has expanded certain of these alliances to provide products and services to the midstream and downstream operations of its integrated customers. The Company's major customers with which it has strategic alliances include Amoco Production Company, Chevron USA, Inc., Coastal Management Corporation, Exxon Company, U.S.A., Mobil Oil Corporation, OXY USA, Inc., Phillips Petroleum Company, Shell Offshore Inc., Texaco, Inc., The Williams Companies, Inc. and Union Pacific Resources Group, Inc. In addition, the Company has commenced developing strategic alliances with industrial customers, including Kaiser Aluminum & Chemical Corporation. The Company considers its efforts to obtain strategic alliances with customers to be of major importance to its future growth.

  The Company has grown its business operations both through acquisitions and internal expansion. Sales have grown at a 25.3% compounded annual growth rate from $184.2 million in fiscal 1993 to $454.4 million in fiscal 1997. Net income has grown over the same period at a 39.0% compounded annual growth rate from $1.9 million to $7.1 million.

  The Company believes it is well positioned to continue as a leading distributor of products and services to the energy industry. The Company considers its competitive strengths to include: (i) business and geographical diversification; (ii) value added services; (iii) relationships with customers;
(iv) experienced and incentivized management team; (v) relationships with mills and suppliers; and (vi) the ability to manage growth and integrate acquisitions.

STRATEGY

  The Company's goal is to expand its existing market position in the upstream, midstream and downstream sectors of the energy industry, while at the same time increasing its earnings and cash flow per share to enhance overall stockholder value. Key elements of the Company's strategy for achieving this goal are to:
(i) maintain and grow customer alliances; (ii) increase MRO agreements; (iii) expand into selected international markets; (iv) increase integrated supply arrangements; (v) increase tubular goods sales; and (vi) capitalize on the Company's strong balance sheet.

                                  THE OFFERING

 Class A Common Stock offered by:
  The Company......................................     shares
  The Selling Stockholder..........................     shares
    Total..........................................     shares
 Common Stock to be outstanding after the Offering:
  Class A Common Stock.............................     shares(1)
  Class B Common Stock.............................     shares(2)
    Total..........................................     shares
 Voting rights..................................... The Class A Common Stock is
                                                    entitled to one vote per
                                                    share and the Class B Com-
                                                    mon Stock is entitled to
                                                    ten votes per share. Imme-
                                                    diately following the Of-
                                                    fering, holders of the
                                                    Class B Common Stock will
                                                    control  % of the voting
                                                    power of the Company's out-
                                                    standing shares of Common
                                                    Stock. See "Risk Factors--
                                                    Control by Certain Members
                                                    of Management," "Principal
                                                    and Selling Stockholders"
                                                    and "Description of Capital
                                                    Stock."
 Use of Proceeds................................... To repay a portion of existing indebtedness under
                                                    the Company's credit
                                                    facility (the "Credit
                                                    Facility") and redeem all
                                                    outstanding shares of Class
                                                    C Preferred Stock, par
                                                    value $2,500 per share (the
                                                    "Class C Preferred Stock"),
                                                    plus accrued dividends
                                                    thereon. See "Use of
                                                    Proceeds."
 Proposed New York Stock Exchange Symbol........... RMN

--------
(1) Excludes an aggregate of     shares of Class A Common Stock reserved for
    issuance under the Company's Incentive Stock Plan (the "Incentive Plan"). See "Management--Incentive Plan," "Shares Eligible for Future Sale" and Notes to the Company's Consolidated Financial Statements.
(2) See "Description of Capital Stock--Class A and Class B Common Stock" regarding conversion rights.

                                  RISK FACTORS

  Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Class A Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

                             SUMMARY FINANCIAL DATA

  The following summary financial data is derived from the audited Consolidated Financial Statements contained elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and the related Notes thereto and "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         FISCAL YEAR ENDED OCTOBER 31,
                                     ----------------------------------------
                                         1995          1996          1997
                                     ------------  ------------  ------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales............................... $    251,928  $    348,446  $    454,438
Costs and expenses:
  Cost of products sold.............      223,818       308,349       403,774
  Selling, general and
   administrative expenses..........       22,255        29,900        34,273
                                     ------------  ------------  ------------
    Total costs and expenses........      246,073       338,249       438,047
                                     ------------  ------------  ------------
Operating income....................        5,855        10,197        16,391
                                     ------------  ------------  ------------
Other income (expense):
  Interest expense..................       (3,604)       (4,807)       (5,606)
  Other, net........................          435           100           633
                                     ------------  ------------  ------------
                                           (3,169)       (4,707)       (4,973)
                                     ------------  ------------  ------------
Income before income taxes..........        2,686         5,490        11,418
Income tax expense..................          928         2,137         4,350
                                     ------------  ------------  ------------
Net income.......................... $      1,758  $      3,353  $      7,068
                                     ============  ============  ============
Earnings per common share, primary
 and fully diluted.................. $       8.50  $      16.16  $      35.50
Weighted average common shares
 outstanding, primary and fully
 diluted............................          192           192           192
OTHER DATA:
EBITDA(1)........................... $      6,318  $     10,810  $     17,078
Depreciation and amortization.......          463           613           687
Capital expenditures................          288         2,431         2,720

                                                         AS OF OCTOBER 31, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................... $105,169    $
Total assets............................................  161,813
Total long-term debt, including current portion.........   81,446
Class C preferred stock.................................    5,000
Total stockholders' equity..............................   22,956

-------
(1) EBITDA, or "earnings from continuing operations before interest expense, interest income, other (net), income taxes, depreciation and amortization," is not a generally accepted accounting principle measure, but is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA should not be construed as an alternative to net income or to cash flow from operations or any other measure of performance in accordance with generally accepted accounting principles, and is presented solely as supplemental disclosure. EBITDA is a supplemental financial measure commonly used by investors in the oil services industry and is being presented in this prospectus because management believes that EBITDA provides supplemental information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. Management utilizes EBITDA to aid it in assessing the financial performance of the Company. Because EBITDA excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.
(2) Adjusted to give effect to the Offering and the application of the net
    proceeds to the Company therefrom of approximately $   million (assuming an
    initial public offering price of $   per share). See "Use of Proceeds" and
    "Capitalization."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Class A Common Stock offered hereby. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Company's business strategy, plans and objectives of management of the Company for future operations and future industry conditions, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will be met. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed below and elsewhere in this Prospectus.

DEPENDENCE ON ENERGY INDUSTRY AND VOLATILITY OF OIL AND GAS PRICES

  The Company's business is substantially dependent upon the condition of the energy industry and, in particular, the willingness of companies to make capital expenditures on exploration, drilling, production, gathering, transportation, refining and processing operations. The level of capital expenditures is dependent in part on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, coordination by the Organization of Petroleum Exporting Countries, the cost of exploring for and producing oil and gas, the discovery rate of new oil and gas reserves and technological advances. Oil and gas prices and the level of drilling and production activity have been characterized by significant volatility in recent years. Although hydrocarbon prices have improved in recent years and the level of exploration, drilling and production activity has increased, there can be no assurance that such price and activity levels will be sustained and that there will not be continued volatility in the level of drilling and production related activities. A significant and prolonged decline in hydrocarbon prices would likely have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Industry Overview."

COMPETITION

  The oilfield and industrial distribution services business is highly competitive. The Company's sales and earnings can be affected by competitive actions such as price changes, improved delivery and other actions by competitors. Certain of its primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than those of the Company. See "Business--Competition."

RELIANCE ON SIGNIFICANT CUSTOMERS

  The Company's business is dependent on securing and maintaining customers by promptly delivering reliable, cost-efficient products and services. For fiscal 1997, one of the Company's customers, Chevron USA, Inc., accounted for approximately 12% of total sales. In addition, sales to the Company's top ten customers accounted for approximately 49% of total sales in fiscal 1997. While the Company believes it has excellent relationships with these significant customers, the loss of one or more of such customers could have a material adverse effect on the Company's business, financial condition or results of operations. The products that the Company may sell to any particular customer depend in large part on the size of that customer's capital expenditure budget in a particular year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of sales in one fiscal year may represent an immaterial portion of sales in subsequent years. See "Business--Customers."

RELIANCE ON SIGNIFICANT SUPPLIERS

  A substantial portion of the Company's tubular goods sales are purchased from two manufacturers. The Company has no long-term supply contracts with either of these manufacturers which would assure the Company of a continued supply of tubular good products in the future. Although the Company believes there are numerous manufacturers having the capacity to supply its tubular good products, the loss of one of these major suppliers could have a material adverse effect on the Company's business, financial condition or results of operations as such loss would require the Company to rely more heavily on its other existing suppliers or develop relationships with new suppliers, which may cause the Company to pay higher prices for products due to a loss of the volume discount benefits currently obtained from its two major suppliers.

FLUCTUATIONS IN PRODUCT PRICES

  A significant amount of the Company's sales is derived from stocking program arrangements, blanket contracts and MRO pricing agreements, each of which may obligate the Company to sell products at a set price for the length of such arrangement or agreement. Accordingly, the Company's operating margin could be materially adversely affected by a significant increase in prices from its suppliers that the Company is not able to pass on to its customers due to the existing contractual relationship. The Company believes it can negotiate with its customers in these circumstances to reduce the effects of unforseen price increases because the Company has strong existing relationships with major customers. However, there is no assurance that material price fluctuations will not have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company is also subject to the risk that the value of its inventory will decline as a result of price reductions by mills or other manufacturers of products sold by the Company. While the Company believes the risk of a material reduction in the value of its inventory is mitigated due to the fact that it does not carry a significant amount of speculative inventory and that its significant supply commitments are generally for relatively short-term periods, there is no assurance that a substantial decline in product prices would not result in a write-down of the Company's inventory value having a material adverse effect on the Company's business, financial condition or results of operations.

MANAGEMENT OF GROWTH

  Over the last ten years the Company has acquired a total of 42 service and supply centers through five acquisitions, and it expects to continue to evaluate acquisitions that can provide meaningful benefits by expanding the Company's business and leveraging its existing infrastructure. However, there are various risks associated with pursuing an acquisition strategy of this nature, including problems inherent in integrating new operations. There is no assurance that suitable acquisition candidates will be available, that acquisitions can be completed on reasonable terms, that the Company will successfully integrate the operations of any acquired entities or that the Company will have access to adequate funds to effect any desired acquisitions. Any inability on the part of the Company to integrate and manage the operations of acquired businesses could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, if the Company were to make any significant acquisition, it may be required to incur substantial indebtedness, which may impose a significant interest and principal repayment burden on the Company's operations, or issue equity securities, which may result in significant dilution of the Company's then-current stockholders' net book value per share.

DEPENDENCE ON KEY EMPLOYEES

  The Company's success depends to a large extent on the continued services of the Company's senior executive officers. The Company currently does not have written employment agreements with any senior executive officer. The loss of services of one or more of its senior officers could have a material adverse effect on the Company's business, financial condition or results of operations. Furthermore, there can be no assurance that the Company will continue to attract and retain sufficient qualified personnel. See "Management."

POTENTIAL PRODUCT LIABILITY CLAIMS

  Certain products sold by the Company are used in potentially hazardous applications that can cause personal injury, product liability and environmental claims. A catastrophic occurrence at a location where products sold by the Company are used may result in the Company being named as a defendant in lawsuits asserting potentially large claims. Certain of these risks are reduced by the fact that the Company is a distributor of products produced by third-party manufacturers. In such circumstances, the Company generally would have third-party indemnification and/or warranty claims against the manufacturer of products alleged to have been defective. However, there is no assurance that such third-party claims could fully protect the Company or that the manufacturer would be able financially to provide such protection. The Company also maintains insurance coverage that it believes is customary in the industry. However, such insurance does not provide coverage for all liabilities (including liability for certain events involving pollution), and there is no assurance that its insurance coverage will be adequate to cover claims that may arise or that the Company will be able to maintain adequate insurance at rates it considers reasonable. Although the Company to date has not experienced any losses from product liability claims, the occurrence of an event not fully covered by insurance or indemnification could have a material adverse effect on the business, financial condition or results of operations of the Company.

CONTROL BY CERTAIN MEMBERS OF MANAGEMENT

  Upon completion of the Offering, L. Craig Ketchum, Chief Executive Officer and President of the Company, and Betty J. Ketchum, Chairman of the Board of the Company, collectively will beneficially own approximately % ( % if the Underwriters' over-allotment option is exercised in full) of the voting power of all outstanding shares of Common Stock by virtue of their beneficial ownership of all outstanding shares of Class B Common Stock. As a result, such stockholders will be able to control the outcome of virtually all matters requiring a stockholder vote, including the election of directors. In addition, such ownership of Common Stock may have the effect of delaying or preventing a change of control of the Company and may adversely affect the voting and other rights of other stockholders. See "Management," "Certain Transactions," "Principal and Selling Stockholders" and "Description of Capital Stock."

INTERNATIONAL SALES

  Approximately 11% of the Company's fiscal 1997 sales were derived from export sales to foreign markets. The Company markets its products and services in certain foreign oil and gas producing areas and is, therefore, subject to the risks customarily attendant to sales in foreign countries. These risks include, among others, nationalization, restrictive actions by local governments, changes in tariffs and the adoption of foreign or domestic laws limiting exports to certain foreign countries, any of which could have a material adverse effect on the Company's ability to market its products internationally. To date, the Company has not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. The Company believes there is significant potential for establishing service and supply centers in select foreign countries, particularly in South America, and is evaluating establishing a distribution network in certain of these countries. If the Company were to open and maintain a service and supply center in a foreign country, it may more directly face risks customarily encountered in doing business in foreign countries, including risks of foreign currency fluctuations. See "Business-- Strategy."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

  Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to worker safety and the protection of the environment. In addition, the Company depends on the demand for its products from the energy industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for, or the transportation, processing and refining of, oil and gas for economic or other policy reasons could have a material adverse effect on the Company's business, financial condition or results of operations by limiting demand for the Company's products. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

  Products sold by the Company can be used in applications by customers which are affected by numerous federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. As a supplier of equipment utilized in petroleum and industrial applications, the Company may have claims made against it as a result of a failed or defective product which causes or contributes to environmental damage that may have a material adverse effect on the Company's business, financial condition or results of operations. See "Business-- Governmental Regulations."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of the Offering, the Company will have outstanding a
total of     shares of Class A Common Stock and     shares of Class B Common
Stock. Each share of Class B Common Stock may be converted into one share of Class A Common Stock at any time at the election of the holder and will automatically convert into Class A Common Stock upon transfer to a holder that is not a member of the Ketchum Group. The Ketchum Group is defined in the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") as Betty J. Ketchum and the lineal descendants of Lewis B. Ketchum and Betty J. Ketchum (collectively, the "Ketchum Family"), and any trusts, partnerships or other entities controlled by or for the benefit of any member or members of the Ketchum Family. Of these outstanding
shares, the     shares of Class A Common Stock offered hereby (    shares if
the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restrictions or registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of
the Company, as defined under the Securities Act. The remaining     shares of
outstanding Class A Common Stock and all outstanding Class B Stock will be restricted securities as that term is defined by Rule 144 as promulgated under the Securities Act.

  Approximately     of the restricted shares of outstanding Class A Common
Stock and all of the restricted shares of outstanding Class B Common Stock (assuming such shares are converted by the holders to Class A Common Stock) will have been held for more than one year as of the date of this Prospectus and will become eligible for sale 90 days after the closing of the Offering subject to applicable conditions and limitations of Rule 144, including volume
limitations. In addition, a holder of     shares of Class A Common Stock has
the right, commencing two years following the consummation of the Offering, to require the Company to register its shares for future sale at any time. The current stockholders of the Company have agreed that they will not, directly or indirectly, sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Future sales of substantial amounts of Class A Common Stock in the public market following the Offering or the availability of such shares for sale could adversely affect the market price of the Class A Common Stock. See "Shares Eligible for Future Sale," "Description of Capital Stock--Registration Rights" and "Underwriters."

NO INTENTION TO PAY DIVIDENDS

  The Company currently intends to retain any earnings for the future operation and development of its business and does not currently anticipate paying any dividends in the foreseeable future. The Credit Facility restricts the payment of dividends. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Notes to the Company's Consolidated Financial Statements.

CERTAIN ANTI-TAKEOVER EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

  One of the effects of the Company's authorized but unissued shares of Class A Common Stock, Class B Common Stock and undesignated preferred stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The Company's Restated

Certificate of Incorporation grants the Board of Directors the broad power to establish the rights and preferences of the authorized and unissued preferred stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert preferred stock into a larger number of shares of Class A Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control or to exercise other rights designed to impede a takeover. The issuance of shares of preferred stock pursuant to the Board's authority described above may adversely affect the rights of the holders of the Class A Common Stock. See "Description of Capital Stock."

  In the event the Company were to issue shares of Class B Common Stock or preferred stock, or take other corporate action, the effect of which would be to nullify, restrict or disparately reduce the per share voting rights of the holders of the Class A Common Stock, such action could lead to proceedings of the New York Stock Exchange, Inc. to have the Class A Common Stock removed from listing on the New York Stock Exchange (the "NYSE"). The delisting of the Class A Common Stock by the NYSE would likely have a material adverse effect on the market value of the Class A Common Stock.

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price will be determined by negotiation between the Company and the Underwriters and may not be indicative of the price at which the Class A Common Stock will trade following the completion of the Offering. See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price. The completion of the Offering provides no assurance that an active trading market for the Class A Common Stock will develop or, if developed, that it will be sustained. The market price of the Class A Common Stock could also be subject to significant fluctuation and may be influenced by many factors, including variations in results of operations, variations in oil and natural gas prices, investor perceptions of the Company and the energy industry and general economic and other conditions. The stock market has, on occasion, experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of the affected companies, and such fluctuations could have a material adverse effect on the market price of the Class A Common Stock. See "Underwriters."

DILUTION

  Purchasers of Class A Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their stock of $
per share (assuming an initial public offering price of $   per share) . See
"Dilution."

                                  THE COMPANY

GENERAL

  Red Man was founded in 1976 by the late Lewis B. Ketchum, a member and former Chief of the Delaware Indian Tribe headquartered in Oklahoma. The heritage and tradition of the Delaware Indian was very important to Mr. Ketchum and was the basis upon which he gave the Company the name "Red Man." Mr. Ketchum had over nineteen years of experience in the oilfield supply industry prior to founding the Company. Mr. Ketchum was committed to the concept of growth through quality and service. After his death in 1995, Mr. Ketchum was succeeded by his son, L. Craig Ketchum, current Chief Executive Officer and President, and his wife, Betty J. Ketchum, Chairman of the Board, both of whom had worked with Mr. Ketchum since the Company's earliest stages.

  The Company began operations in 1977 as a distributor of tubular goods for United States Steel Corporation (now USX Corporation) and Lone Star Steel Company and it subsequently opened one oilfield service and supply center in Oklahoma. By March 1987, the Company had opened three additional service and supply centers in Texas, Louisiana and California. In March 1987, the Company acquired 22 supply centers from Superior Supply Company. Of these 22 supply centers, eight were consolidated into existing Company operations or were subsequently sold. This acquisition provided the Company with additional geographic coverage in Alabama, Kansas, New Mexico and Utah and significantly increased the Company's ability to service major petroleum companies.

  From 1988 to 1990, the Company made additional strategic acquisitions of seven supply center locations (net after consolidations) in Mississippi, New Mexico, Oklahoma and Texas and related equipment and inventory items which further strengthened the Company's geographic coverage and competitive position.

  In April 1995, the Company diversified its business operations with the acquisition of the assets of nine supply center locations of the supply division of Vinson Supply Company (the "Vinson Acquisition"). These supply centers primarily provided PVF industrial supplies for the downstream refining, processing and chemical operations of the energy industry and serviced major projects through competitive bidding. The Vinson Acquisition positioned the Company to service upstream, midstream and downstream customers and provide "one stop" shopping for its major integrated customers and enhanced its geographic coverage in the major hydrocarbon producing and refining regions of the United States.

  The Company is incorporated in Oklahoma. The Company's principal executive offices are located at 8023 East 63rd Place, Tulsa, Oklahoma 74133, and its telephone number is (918) 250-8541.

RECLASSIFICATION AND STOCK SPLIT

  The Company's Certificate of Incorporation was amended and restated in December 1997 to increase and reclassify the Company's authorized Common Stock from 500,000 shares of Class A Common Stock, par value $1.00 per share, having one vote per share and 500,000 shares of non-voting Class B Common Stock, par value $1.00 per share, to 50,000,000 shares of Class A Common Stock, par value $.01 per share, having one vote per share and 50,000,000 shares of Class B Common Stock, par value $.01 per share, having ten votes per share, respectively. Simultaneously therewith, certain stockholders effected an
exchange of Common Stock which, after giving effect to a   -for-one stock
split of the Class A and Class B Common Stock effected January  , 1998, has
resulted in     shares of Class A Common Stock and     shares of Class B
Common Stock being outstanding at the date of this Prospectus. As a result of the foregoing, L. Craig Ketchum, Chief Executive Officer and President of the Company, and Betty J. Ketchum, Chairman of the Board of the Company, collectively beneficially own all of the outstanding shares of Class B Common Stock and, upon completion of the Offering, will beneficially own approximately % ( % if the Underwriters' over-allotment option is exercised in full) of the voting power of all outstanding shares of Common Stock. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering, assuming an initial
public offering price of $   per share and after deducting underwriting
discounts, commissions and estimated expenses, are estimated to be
approximately $   million ($   million if the Underwriters' over-allotment
option is exercised in full). The Company intends to use the net proceeds to
repay approximately $       of the Company's outstanding indebtedness under
the Credit Facility and redeem all the outstanding shares of Class C Preferred Stock held by Consolidated Investment Services, Inc. ("Consolidated"), for the face amount of $5.0 million, plus accrued dividends of $ . The Company will not receive any of the net proceeds from the sale of Class A Common Stock by the Selling Stockholder.

  The Credit Facility terminates on October 31, 2000, subject to an automatic one-year renewal. At October 31, 1997, $81.4 million was outstanding under the Credit Facility, $10.0 million of which was outstanding under the term loan (the "Term Loan") portion of the Credit Facility and $71.4 million of which is outstanding under the revolving credit (the "Line of Credit") portion of the Credit Facility. The Line of Credit bears interest at LIBOR plus a margin based on a trailing 12-month calculation of EBITDA as defined in the Credit Agreement (7.25% at October 31, 1997), and the Term Loan bears interest at the interest rate on the Line of Credit plus .25%. The Company intends to repay all of the Term Loan with the net proceeds to the Company from the Offering
and to reduce the Line of Credit by approximately $   million. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company issued the 2,000 outstanding shares of Class C Preferred Stock in connection with the financing of the Vinson Acquisition. The Class C Preferred Stock bears an annual cumulative dividend of 5%, payable quarterly, and the dividends paid on Class C Preferred Stock during fiscal 1997 totaled $250,000. The Class C Preferred Stock is non-voting and subordinate to indebtedness of the Company, but bears full preference to the Common Stock as to dividends and to redemption in the event of liquidation of the Company. The Class C Preferred Stock is subject to mandatory redemption on March 31, 2000. See "Certain Transactions."

                                DIVIDEND POLICY

  The Company currently intends to retain any earnings for the future operation and development of its business and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Board of Directors will review this policy on a regular basis in light of the Company's earnings, financial condition and market opportunities. The Credit Facility restricts the payment of dividends on Common Stock. The holders of the Company's issued and outstanding Class C Preferred Stock have received annual dividends of $250,000 as required by the privileges designated to the Class C Preferred Stock. However, the Company will utilize a portion of the net proceeds to the Company from the Offering to redeem all outstanding Class C Preferred Stock. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capital Stock."

                                   DILUTION

  As of October 31, 1997, the net tangible book value of the Company was
approximately $23.0 million, or approximately $   per share of Common Stock.
Net tangible book value per share represents the amount of the Company's tangible book value (total book value of tangible assets less total liabilities and redeemable preferred stock) divided by the total number of shares of Common Stock outstanding. After giving effect to the Offering
(assuming an initial public offering price of $   per share and no exercise of
the Underwriters' over-allotment option), the pro forma net tangible book value of the Common Stock outstanding at October 31, 1997, would have been $ per share, representing an immediate increase in net tangible book value of
$   per share to current stockholders and an immediate dilution of $   per
share (the difference between the assumed initial public offering price and the net tangible book value per share after the Offering) to persons purchasing Class A Common Stock at the assumed initial public offering price. The following table illustrates such per share dilution:

Assumed initial public offering price per share......             $
  Net tangible book value per share before the
   Offering.......................................... $
  Increase in net tangible book value per share
   attributable to new investors.....................
                                                      -----------
Pro forma net tangible book value per share after
 giving effect to the Offering.......................
                                                                  ------------
Dilution in net tangible book value per share to new
 investors...........................................             $
                                                                  ============

  The following table sets forth, on a pro forma basis as of October 31, 1997, differences between the number of shares of Class A Common Stock acquired from the Company, the total consideration price and the average price per share paid to the Company by existing stockholders and investors purchasing shares
in the Offering (at the assumed initial offering price of $   per share and
assuming no exercise of the Underwriters' over-allotment option).

                                       SHARES            TOTAL
                                    PURCHASED(1)     CONSIDERATION     AVERAGE
                                   ---------------  ----------------  PRICE PER
                                   NUMBER  PERCENT   AMOUNT  PERCENT    SHARE
                                   ------- -------  -------- -------  ---------
Current stockholders(2)(3)........               %  $              %   $
New Investors(3)..................
                                   ------- ------   -------- ------    ------
  Total...........................               %  $              %   $
                                   ======= ======   ======== ======    ======

--------
(1) Does not include     shares of Class A Common Stock reserved for future
    issuance under the Company's Incentive Plan. See "Management--Incentive
    Plan."
(2) Consists of an aggregate of    shares of Class A Common Stock and
    shares of Class B Common Stock.
(3) Sales by the Selling Stockholder in the Offering will reduce the number of shares of Common Stock held by existing stockholders to , or % of the shares of Common Stock outstanding after the Offering. New investors will
    hold   % of the shares of Common Stock outstanding after the Offering.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company as of October 31, 1997, and as adjusted to give effect to the sale of the shares of Class A Common Stock offered by the Company hereby at an assumed initial public offering price of $ per share and the application of the net proceeds to the Company therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                                      AS OF OCTOBER 31, 1997
                                                      --------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      -----------  -------------
                                                          (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.................. $        83   $
                                                      ===========   ===========
Long-term debt, less current portion................. $    81,363   $
Class C preferred stock, redeemable, $2,500 par
 value, 2,000 shares authorized, issued and outstanding
 (actual), no shares outstanding (as adjusted)........      5,000
Stockholders' equity:
  Class A common stock, $1 par value, 500,000 shares
   authorized, 157,692 shares issued and outstanding
   (actual), shares issued and outstanding
   (as adjusted)(1)...................................        158
  Class B common stock, $1 par value, 500,000 shares
   authorized, 34,344 shares issued and outstanding
   (actual), shares issued and outstanding (as
   adjusted)..........................................         34
  Additional paid-in capital.........................       3,505
  Retained earnings..................................      19,517
  Treasury stock, at cost............................        (258)
                                                      -----------   -----------
   Total stockholders' equity........................      22,956
                                                      -----------   -----------
    Total capitalization............................. $   109,319   $
                                                      ===========   ===========

--------
(1) Does not include     shares of Class A Common Stock reserved for future
    issuance under the Incentive Plan and     shares of Class A Common Stock
    issuable upon conversion of all outstanding shares of Class B Common Stock. See "Management--Incentive Plan" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

  The selected financial data as of and for each of the fiscal years ended October 31, 1995, 1996 and 1997 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected financial data presented below as of and for the fiscal years ended October 31, 1993 and 1994 are derived from audited consolidated financial statements of the Company not included in this Prospectus. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                     FISCAL YEAR ENDED OCTOBER 31,
                              ------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales.......................  $184,203  $178,992  $251,928  $348,446  $454,438
Costs and expenses:
  Cost of products sold.....   165,395   160,480   223,818   308,349   403,774
  Selling, general and
   administrative expenses..    14,638    15,356    22,255    29,900    34,273
                              --------  --------  --------  --------  --------
    Total costs and
     expenses...............   180,033   175,836   246,073   338,249   438,047
                              --------  --------  --------  --------  --------
Operating income............     4,170     3,156     5,855    10,197    16,391
                              --------  --------  --------  --------  --------
Other income (expense):
  Interest expense..........    (1,132)   (1,765)   (3,604)   (4,807)   (5,606)
  Other, net................         6       (19)      435       100       633
                              --------  --------  --------  --------  --------
                                (1,126)   (1,784)   (3,169)   (4,707)   (4,973)
                              --------  --------  --------  --------  --------
Income before income taxes..     3,044     1,372     2,686     5,490    11,418
Income tax expense..........     1,103       489       928     2,137     4,350
                              --------  --------  --------  --------  --------
Net income..................  $  1,941  $    883  $  1,758  $  3,353  $  7,068
                              ========  ========  ========  ========  ========
Earnings per common share,
 primary and fully diluted..  $   9.80  $   4.57  $   8.50  $  16.16  $  35.50
Weighted average common
 shares outstanding, primary
 and fully diluted..........       192       192       192       192       192
OTHER DATA:
EBITDA(1)...................  $  4,470  $  3,434  $  6,318  $ 10,810  $ 17,078
Depreciation and
 amortization...............       300       278       463       613       687
Capital expenditures........       395       309       288     2,431     2,720
                                           AS OF OCTOBER 31,
                              ------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------  --------  --------  --------  --------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............  $ 28,719  $ 29,519  $ 64,611  $ 75,215  $105,169
Total assets................    55,623    54,796   107,550   117,777   161,813
Total long-term debt,
 including current portion..    19,700    20,083    48,915    58,403    81,446
Class C preferred stock.....       --        --      5,000     5,000     5,000
Total stockholders' equity..    10,351    11,229    12,926    16,070    22,956

-------
(1) EBITDA, or "earnings from continuing operations before interest expense, interest income, other (net), income taxes, depreciation and amortization," is not a generally accepted accounting principle measure, but is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA should not be construed as an alternative to net income or to cash flow from operations or any other measure of performance in accordance with generally accepted accounting principles, and is presented solely as a supplemental disclosure. EBITDA is a supplemental financial measure commonly used by investors in the oil services industry and is being presented in this Prospectus because management believes that EBITDA provides supplemental information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. Management utilizes EBITDA to aid it in assessing the financial performance of the Company. Because EBITDA excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following information should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

OVERVIEW

  Red Man is a leading distributor of products and services to the energy industry. The Company distributes more than 55,000 products and tubular goods through 42 service and supply centers and 11 sales locations strategically located close to major hydrocarbon producing and refining areas of the United States. In addition, through its membership in an association of distributors with distribution centers in 35 states, the Company participates in certain national accounts with other members. Due to the breadth of its products and services, the Company is able to serve the needs of companies in the upstream, midstream and downstream sectors of the energy industry.

  The market for equipment, supplies and services used by energy companies is driven primarily by the industry fundamentals affecting such companies. These fundamentals have been improving in recent years, due in part to favorable oil and gas prices. The key factors affecting the industry include (i) demand for and supply of oil and natural gas, (ii) capital expenditures by upstream, midstream and downstream energy companies, (iii) trends toward increased outsourcing and formation of alliances, and (iv) consolidation of supply and service companies.

  Sales. The Company sells various products, including oil country tubular goods, line pipe, valves, fittings and flanges, pumps, production equipment, gas measurement equipment and hand tools. Sales are recorded as products are shipped or accepted by the customer.

  Sales of OCTG are derived either from shipments out of Company-owned inventories maintained in strategically located storage yards or from shipments directly from mill sources. The significant majority of OCTG sales come from shipments out of these storage yards. There are two types of sales transactions out of Company-owned inventories: "stocking program" sales and "spot" sales. The Company believes the majority of its OCTG sales is derived from stocking program arrangements. The Company enters into stocking program arrangements with customers to provide various specifications of OCTG at an agreed upon price generally covering a time-frame from three to 18 months. The Company procures OCTG from its mill sources and agrees to stock the OCTG in a designated area close to the exploration and development drilling operations of the end-user customer. As OCTG is needed by the customer, the Company will arrange for the delivery of the OCTG to the customer's designated location. The other OCTG sales out of Company-owned inventories are derived from spot sales into the market. These transactions typically are the result of the Company's success in securing orders from customers who have sent the Company "requests for quotation" for small quantities of OCTG needed for a single well or for a small drilling program. The critical factors for success in obtaining these orders are price and availability.

  Sales of line pipe are derived either from shipments out of Company-owned inventories maintained in strategically located storage yards or shipments directly from mill sources. Line pipe sales are generally split equally between shipments out of Company-owned inventories and direct mill shipments. The majority of the line pipe sales is derived from spot sales into the market, a significant portion of which is sold through the Company's
42 service and supply centers. These centers are strategically located close to major hydrocarbon producing and refining areas of the United States. The critical factors for success in obtaining these orders are price and availability.

  Sales of other products come primarily from sales through the Company's 42 service and supply centers. A significant amount of these sales is derived from alliance relationships, blanket contracts and MRO pricing agreements. A majority of these sales is based upon pre-determined pricing utilizing manufacturers' list prices less discounts off of the list price. Sales are also derived from spot sales of products through the quotation process.

  Approximately 11% of the Company's fiscal 1997 sales were derived from products shipped from domestic locations to foreign markets. The Company is evaluating establishing a distribution network in South America through the opening of service and supply centers. The Company believes that there is significant potential for increased sales through the establishment of distribution operations in select foreign countries.

  Cost of Products Sold. The Company's cost of products sold represents the amounts paid to various suppliers including manufacturers, pipe coaters and threaders, third-party inspectors and freight haulers. The Company attempts to pass on supplier price increases to its customers. Margins on sales vary between periods primarily due to variances in the mix of products sold. Historically, margins on sales of OCTG have been lower than margins obtained from the sales of other products and services.

  Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses include all employee, marketing, sales, warehousing, other distribution costs, other related administrative functions and general corporate expenses. Historically, selling, general and administrative expenses relating to the Company's tubular goods sales have been relatively fixed in nature and have not varied significantly with the level of tubular goods sales. Conversely, selling, general and administrative expenses relating to the Company's service and supply center operations have been more variable in nature and increase or decrease as sales from service and supply centers increase or decrease.

RESULTS OF OPERATIONS

  The following table, which is included as an aid to understanding changes in the Company's Consolidated Statements of Operations, sets forth sales and expense items expressed as a percentage of sales:

                                                     YEAR ENDED OCTOBER 31,
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
     Sales..........................................   100.0%   100.0%   100.0%
     Cost of products sold..........................    88.8     88.5     88.9
     Selling, general and administrative expenses...     8.8      8.6      7.5
     Operating income...............................     2.3      2.9      3.6
     Interest expense...............................     1.4      1.4      1.2
     Income tax expense.............................      .4       .6      1.0
     Net income.....................................      .7      1.0      1.6

  YEAR ENDED OCTOBER 31, 1997, COMPARED TO YEAR ENDED OCTOBER 31, 1996

  Sales. Sales increased 30.4% to $454.4 million in fiscal 1997 from $348.4 million in fiscal 1996. This increase was due to a 60.7% increase in sales of OCTG and an 18.3% increase in sales of oilfield supplies and industrial products, including MRO and PVF items. The increase in sales was primarily the result of an increase in the volume of products sold. Activities in the upstream, midstream and downstream sectors of the energy industry continued to increase, which resulted in continued strong demand for the Company's products and services.

  Cost of Products Sold. The cost of products sold increased 30.9% to $403.8 million in fiscal 1997 from $308.3 million in fiscal 1996. The increase in cost of products sold was due primarily to the increase in sales volumes. The cost of products sold as a percentage of sales increased to 88.9% in fiscal 1997 from 88.5% in fiscal 1996. This increase is due primarily to an increase in OCTG sales as a percentage of sales in fiscal 1997 as compared to fiscal 1996, resulting in slightly lower margins.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 14.6% to $34.3 million in fiscal 1997 from $29.9 million in fiscal 1996 primarily as a result of the increase in sales. As a percentage of sales, these expenses decreased to 7.5% in fiscal 1997 from 8.6% in fiscal 1996. The decrease in selling, general and administrative expenses as a percentage of sales resulted primarily because

OCTG sales as a percentage of sales were larger in fiscal 1997 as compared with fiscal 1996. Additionally, selling, general and administrative expenses in relation to sales in the oilfield and industrial store operations decreased due primarily to increased quantities of supplies and products sold through more efficiently run operations.

  Operating Income. Operating income increased 60.7% to $16.4 million in fiscal 1997 from $10.2 million in fiscal 1996 primarily as a result of the fiscal 1997 increase in sales and the decrease in selling, general and administrative expenses as a percentage of sales. Operating income as a percentage of sales increased to 3.6% in fiscal 1997 from 2.9% in fiscal 1996.

  Interest Expense. Interest expense increased 16.6% to $5.6 million in fiscal 1997 from $4.8 million in fiscal 1996. The increase was primarily attributable to increased borrowings due to increased working capital levels needed to support the overall increase in sales. This increase was partially offset by a decrease in the effective borrowing rates on the Company's Credit Facility. Interest expense as a percentage of sales decreased to 1.2% in fiscal 1997 from 1.4% in fiscal 1996.

  Income Tax Expense. Income tax expense increased to $4.4 million in fiscal 1997 from $2.1 million in fiscal 1996. The Company's effective tax rate was 38.1% for fiscal 1997 compared to an effective tax rate of 38.9% for fiscal 1996.

  YEAR ENDED OCTOBER 31, 1996, COMPARED TO YEAR ENDED OCTOBER 31, 1995

  Sales. Sales increased 38.3% to $348.4 million in fiscal 1996 from $251.9 million in fiscal 1995. This increase was due primarily to the Vinson Acquisition which was consummated in April 1995. Also, overall activities in the upstream and midstream sectors of the oil and gas business increased which resulted in continued strong demand for the Company's products and services.

  Cost of Products Sold. The cost of products sold increased 37.8% to $308.3 million in fiscal 1996 from $223.8 million in fiscal 1995. The increase in cost of products sold was due to the increase in sales. The cost of products sold as a percentage of sales in fiscal 1996 was 88.5% compared to 88.8% in fiscal 1995. The cost of products sold as a percentage of sales remained relatively constant due to the relative stability of the mix of products sold.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 34.4% to $29.9 million in fiscal 1996 from $22.3 million in fiscal 1995 primarily as a result of the increase in sales. Selling, general and administrative expenses decreased as a percentage of sales to 8.6% in fiscal 1996 from 8.8% in fiscal 1995. The decrease in selling, general and administrative expenses as a percentage of sales resulted primarily from productivity and efficiency gains in administrative functions and general corporate expenses.

  Operating Income. Operating income increased 74.2% to $10.2 million in fiscal 1996 from $5.9 million in fiscal 1995 primarily as a result of the fiscal 1996 increase in sales, the slight decrease in cost of products sold as a percentage of sales and the decrease in selling, general and administrative expenses as a percentage of sales. Operating income as a percentage of sales increased to 2.9% in fiscal 1996 from 2.3% in fiscal 1995.

  Interest Expense. Interest expense increased 33.4% to $4.8 million in fiscal 1996 from $3.6 million in fiscal 1995. The increase was primarily attributable to increased borrowings incurred in connection with the Vinson Acquisition, as well as increased working capital levels needed to support the overall increase in sales to the upstream and midstream sectors of the oil and gas business. Interest expense as a percentage of sales remained steady at 1.4% in fiscal 1996 and fiscal 1995.

  Income Tax Expense. Income tax expense increased to $2.1 million in fiscal 1996 from $1.0 million in fiscal 1995. This increase was primarily attributable to the Company's greater pretax profit level in fiscal 1996. The Company's effective tax rate of 38.9% in fiscal 1996 increased from the effective rate of 34.5% in fiscal 1995 primarily because of nontaxable proceeds received by the Company in fiscal 1995 from a life insurance policy related to the death of Lewis B. Ketchum, the Company's former Chief Executive Officer.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary needs for funds are to support working capital requirements and, to a lesser extent, capital expenditures for information systems, service and supply center facilities and equipment. Historically, the Company has met its funding needs with cash flows from operations and borrowings under the Credit Facility.

  Because the Company is in the distribution business, significant components of the Company's assets are accounts receivable and inventories, which historically have been financed with borrowings under the Credit Facility. Generally, as the Company's operations expand and sales increase, long-term borrowings under the Credit Facility will increase to finance the cash utilized by the Company's operating activities. During fiscal 1995, 1996 and 1997, net cash used in operating activities was $14.7 million, $6.6 million and $21.8 million, respectively. However, cash flows from operations before changes in working capital was $2.4 million, $4.7 million and $8.4 million, respectively, during the same periods. The Company is focusing its attention on the continued improvement of these major assets. Accounts receivable are managed through conservative credit granting guidelines and continual monitoring of customer payment habits. Inventories are managed through various inventory management procedures, including returning items to manufacturers, transfers between Company locations, consolidations of product lines, participation in customer planning requirements and improved replenishment techniques with Company suppliers. During fiscal 1995, 1996 and 1997, the average days sales outstanding of accounts receivable was 40.3, 43.6 and 40.6, respectively, and the Company's inventory turnover was 2.5, 2.5 and 2.8 times, respectively.

  Net cash used in investing activities was $14.7 million, $2.2 million and $.5 million in fiscal 1995, 1996 and 1997, respectively. Capital expenditures were $.3 million, $2.4 million and $2.7 million in fiscal 1995, 1996 and 1997, respectively. These expenditures were primarily for information systems requirements, service and supply center facilities, furniture, fixtures and certain equipment. Of the $14.7 million cash used in fiscal 1995, $14.5 million was attributable to the Vinson Acquisition. The Company does not anticipate significant capital expenditures over the next few years. The expenditures that are anticipated will be of the same nature as those in fiscal 1996 and 1997 as described above unless the Company participates in another acquisition. The Company does not anticipate any material expenditures being required to ensure its information systems do not encounter future problems processing information in the year 2000.

  Net cash provided by financing activities was $28.8 million, $9.3 million, and $22.9 million in fiscal 1995, 1996 and 1997, respectively. The cash provided by these financing activities was almost exclusively obtained through increased borrowings under the Credit Facility.

  The Credit Facility consists of both the Line of Credit and the Term Loan. The Company is permitted to borrow under the Line of Credit amounts up to the lesser of (i) $100.0 million less the outstanding principal balance of the Term Loan or (ii) an amount equal to the borrowing base amount. The borrowing base amount is determined through a computation of eligible accounts receivable and inventories as defined in the Credit Facility. At October 31, 1997, the amount of borrowings available under the Credit Facility was $18.6 million. The Company pays a fee on the unused portion of the Line of Credit equal to .375% per year. Following the Offering, the Company intends to renegotiate the terms of the Credit Facility, including possibly reducing the size of the facility.

  The Company intends to use the net proceeds to the Company from the Offering
to repay approximately $    of its outstanding indebtedness under the Credit
Facility and redeem the Class C Preferred Stock at its par value of $5.0
million, plus accrued dividends of $   . The Company believes that internally
generated cash from operations and availability under the Credit Facility will be sufficient to finance the projected cash requirements of its current and future operations over the next twelve months. The Company is continually reviewing potential acquisitions in its markets. Depending upon the size, nature and timing of an acquisition, the Company could require additional capital in the form of either debt or equity.

IMPACT OF INFLATION

  Inflation has not had a significant effect on the Company's operating results or financial condition in recent years. Management believes that price increases from its various suppliers of products can generally be passed on to its customers.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 will change the computation, presentation and disclosure requirements for earnings per share. This pronouncement requires the presentation of "basic" and "diluted" earnings per share. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior period earnings per share amounts. The Company will adopt SFAS No. 128 in the second quarter of fiscal 1998; however, this pronouncement is not expected to have a material effect on its earnings per share when adopted.

                                   BUSINESS

GENERAL

  Red Man is a leading distributor of products and services to the energy industry. The Company distributes more than 55,000 products and tubular goods through 42 service and supply centers and 11 sales locations strategically located close to major hydrocarbon producing and refining areas of the United States. In addition, through its membership in an association of distributors with distribution centers in 35 states, the Company participates in certain national accounts with other members. Due to the breadth of its products and services, Red Man is able to serve the needs of companies in the upstream, midstream and downstream sectors of the energy industry. The Company believes it is one of only two companies that can provide products and services to customers engaged in upstream-to-downstream operations in major hydrocarbon producing and refining areas of the United States.

  The Company's operations involve the distribution of tubular goods, including OCTG and line pipe, and the operation of service and supply centers which distribute MRO products utilized in the energy industry, as well as industrial products consisting primarily of line pipe, valves, fittings and flanges. In fiscal 1997, sales of tubular goods represented approximately 55% of total sales, and sales of other products from service and supply centers represented approximately 45% of total sales.

  The Company distributes a broad range of OCTG and line pipe for oilfield and industrial applications. The Company purchases OCTG and line pipe manufactured by 23 domestic mills and four foreign mills and distributes these products directly from the mills or from the Company's own inventory maintained in storage yards strategically located throughout major hydrocarbon producing regions of the United States. A significant portion of the Company's tubular goods sales is made pursuant to stocking program arrangements with customers. Under such arrangements, the Company provides various specifications of tubular goods at an agreed upon price generally for a period from three to 18 months.

  The Company's oilfield and industrial service and supply centers provide MRO and PVF products and various related services to the upstream, midstream and downstream operations of the energy industry, as well as to engineering and construction companies, fabricators, drilling contractors, utilities, processing plants and energy industry service companies. In addition, the Company markets gas measurement products, consisting of meter tubes and skid-mounted meter stations, and distributes measurement-related products and services from its various service and supply centers.

  As major integrated and large independent oil and gas companies have begun implementing cost-cutting and efficiency initiatives to focus on their core business activities, many of these companies have begun outsourcing their procurement and inventory management requirements. In response to these initiatives, the Company provides a number of value added services, including inventory procurement and management, warehouse management, integrated supply arrangements, management information reporting and total project management. These value added services are designed to enable the Company's customers to operate more efficiently by reducing their total procurement costs and the number of suppliers utilized.

  In addition, a number of major integrated and large independent oil and gas companies are seeking strategic alliances with their suppliers and service providers to establish service programs which enhance operating efficiencies. The Company has developed and is actively pursuing strategic alliances with its customers whereby a number of the Company's value added services may be combined as needed to enable these customers to operate more efficiently. Red Man also benefits from these alliances due to the longer term relationships created. These relationships generally provide greater consistency and predictability with respect to customer procurement requirements, improved utilization of assets and increased inventory turnover. The Company initially developed alliances to meet the needs of the upstream operations of its major integrated and large independent oil and gas companies. However, the Company has expanded certain of these alliances to provide products and services to the midstream and downstream operations of its integrated customers. The Company's major customers with which it has strategic alliances include Amoco Production Company, Chevron USA, Inc.,

Coastal Management Corporation, Exxon Company, U.S.A., Mobil Oil Corporation, OXY USA, Inc., Phillips Petroleum Company, Shell Offshore Inc., Texaco, Inc., The Williams Companies, Inc. and Union Pacific Resources Group, Inc. In addition, the Company has commenced developing strategic alliances with industrial customers, including Kaiser Aluminum & Chemical Corporation. The Company considers its efforts to obtain strategic alliances with customers to be of major importance to its future growth.

  The Company has grown its business operations both through acquisitions and internal expansion. Sales have grown at a 25.3% compounded annual growth rate from $184.2 million in fiscal 1993 to $454.4 million in fiscal 1997. Net income has grown over the same period at a 39.0% compounded annual growth rate from $1.9 million to $7.1 million.

  The Company believes it is well positioned to continue as a leading distributor of products and services to the energy industry. The Company considers its competitive strengths to include the following:

 . Business and Geographical Diversification. The Company provides products and services to customers involved in the upstream, midstream and downstream operations of the energy industry. Accordingly, the Company can provide "one stop" shopping for its integrated customers while reducing its dependence on the exploration and production activities of oil and gas companies. In addition, the Company's 42 service and supply centers are located near major hydrocarbon and refining regions in the United States, which enhances the Company's ability to respond to customers quickly and reduces its dependence on the level of activity in any one region. Further, management of these centers is decentralized so that the Company can tailor its products and services to meet the specific needs and requirements of its customers in each location.

 . Value Added Services. The Company is a leader in providing comprehensive and innovative services to its customers, including inventory procurement and management, warehouse management, integrated supply arrangements, management information reporting and total project management. The Company has also developed significant long-term strategic alliances with certain of its customers whereby the Company may provide a combination of these services to enable its customers to operate more efficiently and reduce costs.

 . Relationships with Customers. Due to management's commitment to service, the Company has developed long-term relationships with a high quality customer base. These customers include major integrated and large independent oil and gas companies, as well as significant industrial companies. The Company believes it has generally been able to increase sales as its customers' operations have grown and increase its market share for certain products.
  The Company's ability to increase its sales and market share is due, in part, to its ability to provide a range of innovative, value added services in addition to quality equipment, supplies and products.

 . Experienced and Incentivized Management Team. The Company's senior management team has an average of 26 years experience in the oilfield and industrial supply business. After the completion of the Offering, certain officers of the Company will beneficially own all of the outstanding shares of Class B Common Stock and the Company's Employee Stock Ownership Plan will
  own   % of the outstanding shares of Class A Common Stock ( % if the
  Underwriters' over-allotment option is exercised in full).

 . Relationships with Mills and Suppliers. By virtue of being a leading distributor of oilfield tubular goods and MRO products, the Company believes it has developed excellent relationships with its domestic mill and MRO suppliers. The Company believes these relationships are crucial in order for it to quickly respond to the specific requirements of its customers. For fiscal 1997, the Company believes it was a leading distributor of tubular goods manufactured by CF&I Steel, Inc., Lone Star Steel Company and the
  U.S. Steel Group of USX Corporation.

 . Ability to Manage Growth and Integrate Acquisitions. Over the last ten years, the Company has acquired a total of 42 service and supply centers through five acquisitions. Seventeen of these service and supply centers were either subsequently consolidated with the Company's existing locations, sold or closed. In addition, pursuant to its internal growth plans the Company has opened 13 new service and supply centers over the same period. The Company believes its historical results of operations reflect its ability to carefully plan and manage its growth and successfully integrate the operations of acquired service and supply centers.

INDUSTRY OVERVIEW

  The market for equipment, supplies and services used by energy companies is driven primarily by the industry fundamentals affecting such companies. These fundamentals have been improving in recent years, due in part to favorable oil and gas prices. The key factors affecting the industry include (i) demand for and supply of oil and natural gas, (ii) capital expenditures by upstream, midstream and downstream energy companies, (iii) trends toward increased outsourcing and formation of alliances, and (iv) consolidation of supply and service companies.

  Primary energy consumption in the United States from 1990 to 1995 has outpaced production of crude oil and natural gas. During this period, oil consumption increased from 16.3 million barrels of oil per day ("MMBPD") to
16.9 MMBPD, an annual growth rate of approximately .8%, compared to a decline in production from 7.4 MMBPD to 6.6 MMBPD. Similarly, consumption of natural gas increased from 51.3 billion cubic feet per day ("BCFD") to 59.3 BCFD, an annual growth rate of approximately 3.0%, compared to an increase in natural gas production from 49.5 BCFD to 53.8 BCFD, an annual growth rate of approximately 1.7%. This has led to a significant increase in drilling activity which has resulted in increased demand for oilfield equipment, supplies and services. Since reaching a low of 718 in 1992, the U.S. average rig count increased to 779 in 1996 and was in excess of 1,000 as of November 1997. Similarly, rig utilization rates increased from 59.7% in 1992 to 76.6% in 1996 and were approximately 86.9% as of July 1997. Further, demand for oilfield equipment, supplies and services has been favorably affected by the trend toward drilling deeper wells, as shallow deposits have largely been found and depleted. Deeper wells typically require more oilfield equipment, supplies and services than shallow wells.

  In addition to basic supply and demand fundamentals, technological advances in exploration, development and production techniques have contributed to increased activity by oil and gas companies. These techniques, including new seismic data collection (3D/4D seismic) and drilling (deviated, horizontal and multilateral wells) methods, have lowered the cost of exploration and development and have increased demand for supplies and services in many phases of a hydrocarbon field's development. As hydrocarbon basins mature, the need increases for artificial lift, secondary and tertiary recovery methods to extend the production life of such basins. The Company believes this trend is further benefiting the demand for oilfield equipment, supplies and services.

  Capital expenditures by energy companies have been increasing in recent years. Exploration and production companies are increasing capital expenditures as they focus on increasing reserves and production to meet increased demand. Midstream companies are spending money to build gathering facilities to connect new wells and gas gathering and natural gas liquids plants to process the increased production. Downstream companies are focusing their capital expenditures on increasing the productivity and yield of refineries and chemical plants and on meeting increasingly stringent environmental requirements. Drilling, exploration and production spending increased from $16.0 billion in 1990 to $16.7 billion in 1996 and is projected to continue to grow. Capital expenditures by downstream companies have grown from $10.2 billion in 1990 to $10.6 billion in 1996.

  In the past decade, the energy industry has undergone a period of restructuring and rationalization in response to low margins, cost inefficiencies and poor returns. Many energy companies have been redefining the core areas of their businesses and have downsized their organizations to concentrate their resources, maximize returns from existing assets and focus on finding and developing new reserves. As a result, energy companies are increasingly outsourcing responsibility for certain activities, including inventory procurement, management and reporting requirements. In addition, energy companies are moving away from individual contracts with a variety of separate suppliers of equipment and services, all coordinated and managed by the buyer, to a limited number of more cooperative arrangements to improve operating efficiencies. These new relationships, which include integrated supply agreements, maintenance, repair and operating agreements, joint ventures, partnerships and alliances, are being implemented as cost cutting strategies to enhance productivity and reduce capital and operating costs. The trend of outsourcing and the formation of alliances has created new opportunities for the equipment, supplies and service industry.

  The Company believes the oilfield and industrial equipment, supplies and services industry in the United States is fragmented, with a few larger and many smaller participants than the Company. The industry has undergone consolidation due to the trend of energy companies towards reducing their supplier base to focus on key suppliers who can service their requirements for upstream, midstream and downstream operations and who have the broad product line and financial resources to meet their needs in a number of geographic regions. The Company believes this consolidation trend will continue and will present opportunities to make strategic acquisitions.

STRATEGY

  The Company's goal is to expand its existing market position in the upstream, midstream and downstream sectors of the energy industry, while at the same time increasing its earnings and cash flow per share to enhance overall stockholder value. Key elements of the Company's strategy for achieving this goal are to:

 . Maintain and Grow Alliances. The Company has entered into and is seeking to enter into alliances to better serve its customers and enable these customers to operate more efficiently. The Company believes these alliances result in improved utilization of its assets due to the improved consistency and predictability of customer procurement requirements and increased profitability due to an expansion in the volume and range of products sold. In addition, these alliances often provide opportunities to supply additional products and services through the close working relationships developed. The Company plans to maintain and expand its alliances with major integrated and independent oil and gas companies and is also actively pursuing alliances with companies outside of the oil and gas industry. The Company believes it is well positioned to form alliances as a result of its
  (i) geographically diverse network of service and supply centers located in major hydrocarbon producing and refining areas of the United States, (ii) breadth of available product lines and value added services and (iii) strong relationships with customers, mills and suppliers.

 . Increase Maintenance, Repair and Operating Agreements. The Company has numerous MRO agreements in place, primarily with upstream customers. These agreements are generally non-exclusive contracts which provide a set price for certain of the Company's products which may be required by a customer. MRO agreements mutually benefit the customer and the Company by reducing the transaction costs associated with the submission of bids for each order. The Company believes there are additional opportunities to utilize MRO arrangements for servicing the requirements of its midstream and downstream customers and is actively pursuing such agreements.

 . Expand into Selected International Markets. The Company distributes its products to several foreign markets from certain domestic locations. The Company believes there is significant potential for establishing service and supply centers in select foreign countries, particularly in South America, and is evaluating establishing a distribution network in certain of these countries.

 . Develop Integrated Supply Arrangements. The Company has entered into and is pursuing integrated supply arrangements with certain of its customers. These arrangements generally designate the Company as the single source provider, either directly or indirectly, of the upstream, midstream and/or downstream requirements of customers. The Company believes these arrangements allow it to reduce the total costs to the customer and sell an increased volume of a broader range of products. The Company believes it is well positioned to obtain these arrangements due to its (i) geographically diverse network of service and supply centers, (ii) breadth of available product lines and value added services and (iii) strong relationships with customers, mills and suppliers.

 . Increase Tubular Goods Sales. The Company believes there exists an opportunity to expand its market position in the distribution of tubular goods, particularly with respect to line pipe. The Company believes that the strong demand for tubular goods experienced in fiscal 1997 will continue and that significant opportunities exist to grow this portion of the business, particularly line pipe sales to the midstream and downstream market. The Company believes that its (i) geographically diverse distribution network, (ii) favorable customer relationships, (iii) strong relationships with mills and (iv) purchasing leverage due to the volume of products sold favorably position the Company to capitalize on this opportunity.

 . Capitalize on Strong Balance Sheet. The Company plans to use the net proceeds to the Company from the Offering to repay indebtedness under the Credit Facility and redeem the outstanding shares of Class C Preferred Stock. The Company believes that its strong balance sheet will provide it with the financial flexibility to carry out its strategy to grow and develop new and existing markets both domestically and internationally. The Company intends to actively consider and pursue acquisition opportunities and evaluate opening new service and supply centers. Although the Company evaluates acquisition opportunities from time to time, it currently does not have any understanding, contract or agreement to acquire any business or assets.

PRODUCTS AND SERVICES

  TUBULAR GOODS

  The Company distributes a variety of widely used oil country tubular products manufactured by third parties in diameters ranging in size from one-inch tubing to 20-inch casing. OCTG primarily consists of well casing and production tubing used in the drilling, completion and production of oil and gas wells. Well casing is used to line walls of the well bore to provide structural support. Production tubing provides the conduit through which the oil or gas will be brought to the surface upon completion of the well.

  The Company maintains a broad range of line pipe products for oilfield and industrial customers. Line pipe inventories include carbon steel, stainless steel and coated pipe. Line pipe specifications range from one-eighth-inch through 36-inch diameters, in seamless, continuous weld, electric weld and double submerged arc weld and in a wide range of grades and wall thicknesses. Line pipe is used to gather and transport oil and gas production from producing well locations to gas processing plants, refineries, chemical plants and storage facilities.

  Sales of OCTG are derived either from shipments out of Company-owned inventories maintained in strategically located storage yards or from shipments directly from mill sources. The significant majority of OCTG sales come from shipments out of these storage yards. There are two types of sales transactions out of Company-owned inventories: "stocking program" sales and spot sales. The Company believes the majority of its OCTG sales is derived from stocking program arrangements. The Company enters into stocking program arrangements with customers to provide various specifications of OCTG at an agreed upon price generally covering a time-frame from three to 18 months. The Company procures OCTG from its mill sources and agrees to stock the OCTG in a designated area close to the exploration and development drilling operations of the end-user customer. As OCTG is needed by the customer, the Company will arrange for the delivery of the OCTG to the customer's designated location. The other OCTG sales out of Company-owned inventories are derived from "spot" sales into the market. These transactions typically are the result of the Company's success in securing orders from customers who have sent the Company "requests for quotation" for small quantities of OCTG needed for a single well or for a small drilling program.

  OCTG is stocked at over 64 third-party locations in grades ranging from J-55 to Q-125, threaded with American Petroleum Institute ("API") and premium connections. The Company's inventory of line pipe is stored in 31 yards. A majority of the line pipe is stored in five of the Company's service and supply centers and the balance is maintained in independent yards.

  Substantially all of the Company's OCTG is marketed through the Company's direct sales force operating out of 11 sales offices. Sales of line pipe are made through the Company's direct sales force and through its 42 service and supply centers. The Company believes its relationships with major domestic and foreign mills provide it with a competitive advantage in regard to pricing and availability of tubular goods. The Company believes it is a leading distributor for CF&I Steel, Inc., Lone Star Steel Company and the U.S. Steel Group of USX Corporation. The majority of sales of tubular goods are to domestic companies.

  SERVICE AND SUPPLY CENTERS

  The Company's distribution network of 42 service and supply centers offer 55,000 products manufactured by over 7,000 manufacturers for distribution to oilfield and industrial customers. Thirty-two service and supply centers are located strategically in or near petroleum producing areas and through these centers the Company concentrates sales and marketing efforts on MRO needs of major petroleum exploration, production, refining and chemical companies. Ten service and supply centers are strategically located near major refining and other downstream operations areas and through these centers the Company concentrates sales and marketing efforts on industrial supplies and product needs of refineries, pipelines, chemical plants and fabricators.

  Each of the Company's service and supply centers offers a complete line of MRO supplies as well as pipe, valves, fittings and flanges manufactured by leading manufacturers in the industry. The supplies and equipment stocked at the Company's service and supply centers vary by location depending on the specific needs of the customers supported.

  Valves. Valves offered by the Company include ball, butterfly, gate, check production, needle, plug and relief valves manufactured from cast steel, stainless steel, forged steel, carbon steel or ductile iron. The Company distributes valve products manufactured by more than 40 manufacturers. Valves are generally used in oilfield and industrial applications to control direction, velocity and pressure of liquids and gases within a transmission line.

  Fittings. Fittings offered by the Company include welded carbon, welded stainless, forged carbon, forged stainless, malleable and cast iron fittings, manufactured by approximately 15 manufacturers. Fittings are generally utilized to connect numerous arrays of piping configurations for hydrocarbon transportation and processing.

  Flanges. Flanges offered by the Company include carbon and stainless steel flanges manufactured by approximately eight manufacturers. Flanges are utilized as spacers and sealers between connection points and valves on transmission lines.

  The Company's service and supply centers generally employ from four to ten persons, with larger centers employing up to 35 persons and the largest center employing approximately 60 persons. Service and supply centers are strategically located in major hydrocarbon and refining regions of the United States which allows for short lead times between customer order and delivery. In addition, each service and supply center is treated as an individual profit center. Individual service and supply center managers are responsible for certain management decisions, including product stocking decisions, marketing and inventory control. The Company's service and supply centers generally are available 24 hours a day, seven days a week, to serve the needs of its petroleum and industrial customers. Each service and supply center will stock specialty items at the request of the customer to provide "one stop" shopping availability. The Company will also deliver its products directly to the field locations of its customers.

  Since 1981, the Company has operated fabrication facilities in Tulsa, Oklahoma, to fabricate and assemble quality gas measurement products. The Company believes it is an industry leader in the fabrication of meter tubes, skid-mounted meter runs and packaged measurement stations utilized for the accurate measurement of natural gas flows. The Company offers a variety of measurement accessories and custom piping products including bleed rings, flow recorders, headers, hookup kits, manifolds, meter houses, orifice fittings, orifice flanges and orifice plates.

  All meter tubes fabricated and assembled by the Company satisfy the requirements of the latest American Gas Association ("AGA") and API standards. Inventories maintained at the fabrication facility include Daniel

Simplex and senior orifice fittings, two-inch through eight-inch diameter cold-drawn seamless meter tubing, new and reconditioned Barton flow recorders and walk-in and line-type meter houses. The Company's measurement fabrication facility currently includes 7,500 square feet of shop space and 20,000 square feet of inventory storage area. In addition to a wide range of fabrication equipment, the fabrication facility maintains a complete set of testing and inspection tools to produce meter tubes to the latest AGA/API specifications.

  Sales of measurement products, which represent less than 5% of total sales, have increased 200% from 1990 to 1997. Plans are currently being implemented to relocate to a larger fabrication plant of more than 20,000 square feet during the Spring of 1998 to increase the Company's capacity to produce larger and more complex gas and liquid measurement packages.

  VALUE ADDED SERVICES

  As major integrated and large independent oil and gas companies have begun implementing cost cutting and efficiency initiatives to focus on their core business, many of these companies have begun outsourcing their procurement and inventory management requirements. In response to these initiatives and to satisfy customer service requirements, the Company provides a number of value added services. These value added services include the following:

 . Inventory Procurement and Management. Inventory procurement and management services may range from procuring, storing and delivering products for customers, whereby the Company seeks to eliminate customers' need to maintain their own inventory storage facilities and related personnel, to entering into stocking program arrangements, whereby major integrated and large independent oil and gas companies will plan their OCTG and line pipe requirements and set up stocking programs for an entire year or until the completion of development programs for a major production or development area.

 . Warehouse Management. Warehouse management services generally provide for the Company's total operation of a customer's warehouse facility, including its related inventory, by providing personnel to work directly out of such facilities.

 . Integrated Supply Arrangements. Under integrated supply arrangements, the
  Company acts as the single source provider for all of the upstream, midstream and/or downstream requirements of its customers. In these arrangements, the Company coordinates the procurement of products for which it is the distributor as well as products provided by other suppliers.

 . Management Information Reporting. Management information reporting services include providing detailed product information reports, delivery and schedule reports, on-time reports and "score cards" to track customer savings resulting from services provided by the Company.

 . Total Project Management. The Company also provides total project management services whereby it will plan, schedule and stock the requirements of major projects of the Company's midstream and downstream customers.

CUSTOMERS

  The Company's principal customers are companies that actively participate in the upstream, midstream and downstream sectors of the energy industry as well as industrial companies.

  The Company is not dependent on any one customer or group of customers. In fiscal 1997, the Company's top ten customers represented approximately 49% of sales, with Chevron USA, Inc. accounting for approximately 12% of sales. The number and variety of the Company's products required in a given year by any one customer depends primarily upon that customer's capital expenditure budget in any single year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of sales in one fiscal year may represent an immaterial portion of sales in subsequent years.

  Due to the demanding operating conditions in the energy industry and high costs associated with equipment failure, customers prefer highly reliable products and vendors with established qualifications and experience. The

Company strives to build strong long-term relationships with its customers by maintaining its reputation as a supplier of high-quality, efficient and reliable products and by responding promptly to customer orders.

COMPETITION

  The oilfield and industrial distribution services business is highly competitive. The primary competitive factors in the distribution of products and services to the energy industry are price and the quality, breadth and availability of products and services provided.

  The Company's sales and earnings can be affected by competitive actions such as price changes, improved delivery and other actions by competitors. The Company's principal competitors in the United States distribution services industry include Continental Emsco Company, Dupre Supply Company, McJunkin Corporation, National-Oilwell, Inc. and Wilson Supply Company. The Company also competes with a number of regional or local oilfield supply stores in each geographic market. The Company's North American OCTG distribution business competes primarily with Bourland & Leverich, Inc., National-Oilwell, Inc., Premier Pipe, Inc., Sooner Pipe and Supply Corp., Vinson Supply Company and Wilson Supply Company. In sales of line pipe, the Company competes with Dixie Pipe Sales, Inc., McJunkin Corporation, Texas Pipe and Tube Corp. and Wilson Supply Company, as well as direct shipments from domestic mills. Several of the Company's primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than those of the Company.

PROPERTIES

  The Company's principal office and headquarters is located in Tulsa, Oklahoma, and consists of approximately 34,000 square feet of leased office space. In addition, the Company owns or leases facilities at strategic locations in ten states throughout the mid-southern, western and southwestern United States. These facilities include 11 sales offices, 42 oilfield and industrial service and supply centers and a single fabrication facility. Sales offices are primarily responsible for the distribution of tubular goods, whereas the service and supply centers maintain inventories of consumable oilfield and industrial products and supplies and provide certain repair and reworking services for down-hole pumps. See "Business--Products and Services."

  The following is a complete list of the Company's service and supply centers and sales offices:

   STATE       LOCATION                      TYPE OF FACILITY
   -----       --------                      ----------------
Alabama      Flomaton                   Service and Supply Center
             Mobile                     Service and Supply Center*
Arkansas     Fort Smith                 Service and Supply Center
Colorado     Denver                     Sales Office
Kansas       Elkhart                    Service and Supply Center
             Ulysses                    Service and Supply Center
Louisiana    Cameron                    Service and Supply Center
             Harvey                     Service and Supply Center/
                                         Sales Office*+
             Houma                      Service and Supply Center
             Morgan City                Service and Supply Center
             New Iberia                 Sales Office
Mississippi  Laurel                     Service and Supply Center
New Mexico   Artesia                    Service and Supply Center
             Farmington                 Service and Supply Center*+
             Lovington                  Service and Supply Center
Oklahoma     Ardmore                    Service and Supply Center
             Elk City                   Service and Supply Center
             Lindsay                    Service and Supply Center
             Oklahoma City              Sales Office
             Ratliff City               Service and Supply Center
             Tulsa                      Service and Supply Center/
                                         Sales Office*
             Wilburton                  Service and Supply Center
             Woodward                   Service and Supply Center


   STATE       LOCATION                      TYPE OF FACILITY
   -----       --------                      ----------------
Texas        Amarillo                   Sales Office
             Andrews                    Service and Supply Center*+
             Beaumont                   Service and Supply Center*
             Borger                     Service and Supply Center*
             Carthage                   Service and Supply Center
             Conroe                     Service and Supply Center
             Crane                      Service and Supply Center
             Dallas                     Sales Office
             Freeport                   Service and Supply Center
             Galena Park                International Sales/Supply Office/
                                        Service and Supply Center*+
             Gonzales                   Service and Supply Center
             Houston                    Sales Office
             Jourdanton                 Service and Supply Center
             Laredo                     Service and Supply Center
             Longview                   Service and Supply Center
             Marshall                   Service and Supply Center
             Midland                    Sales Office
             Odessa                     Service and Supply Center+
             Perryton                   Service and Supply Center
             Snyder                     Service and Supply Center
             Sundown                    Service and Supply Center
             White Oak                  Service and Supply Center
             Zapata                     Service and Supply Center
Utah         North Salt Lake City       Service and Supply Center*
             Roosevelt                  Service and Supply Center
             Salt Lake City             Sales Office
             Vernal                     Service and Supply Center

--------
* Distributes primarily industrial products.
+ Leased from related parties. See "Certain Transactions."

  In addition to these facilities, the Company maintains arrangements for storage of OCTG and line pipe inventories at strategically located independent storage yards in California, Colorado, Kansas, Louisiana, Nebraska, New Mexico, Oklahoma, Texas and Wyoming. A majority of the Company's inventory of line pipe is stored at five service and supply centers located in Louisiana, Oklahoma, Texas and Utah.

EMPLOYEES

  The total number of the Company's employees as of October 31, 1997 was 570, all of which are located in the United States. Eighteen of the Company's employees are covered by a collective bargaining agreement with the United Steelworkers Union. This bargaining unit was in existence at one supply center location acquired by the Company in the Vinson Acquisition. The Company considers its employee relations to be good.

GOVERNMENTAL REGULATIONS

  Many aspects of the Company's operations are affected by political developments and are subject to governmental regulations, including those relating to oil field operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the energy industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the energy industry generally, including those specifically directed to exploration, production, transportation, processing and refining operations. The adoption of laws and regulations curtailing exploration and development drilling for, or the transportation, processing and refining of, oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for the Company's products.

  Products sold by the Company can be used in applications by customers which are affected by numerous federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. As a supplier of equipment utilized in petroleum and industrial applications, the Company may have claims made against it as a result of a failure or defective product which causes or contributes to environmental damage.

  Based on the Company's experience to date, the Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which may be material.

LEGAL PROCEEDINGS

  The Company is not a party to, nor is any of its property the subject of, any pending legal proceedings that, in the opinion of management, are expected to have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors and executive officers:

              NAME             AGE                    POSITION
              ----             ---                    --------
Betty J. Ketchum..............  63 Chairman of the Board, Secretary and Director
L. Craig Ketchum..............  40 President, Chief Executive Officer and
                                   Director
T. Wayne Windham..............  56 Vice President--International and Director
J. M. (Dee) Paige.............  44 Chief Financial Officer, Treasurer and
                                   Director
Alf P. Slaatten...............  59 Vice President--Oilfield Stores
Dennis K. Niver...............  49 Vice President--Purchasing and Alliances
Robert F. Dvorak..............  43 Vice President--Sales
Joe H. Philipp................  51 Vice President--Industrial Stores
David L. Noss.................  64 Director

  The Company intends to appoint two independent non-employee directors following consummation of the Offering. The Company has undertaken pursuant to its listing application with the New York Stock Exchange, Inc., to appoint one independent non-employee director immediately upon the closing of the Offering and one additional independent non-employee director within 12 months from the closing of the Offering. Each director holds office until the next annual meeting of stockholders for the election of directors and until his or her successor has been duly elected and qualified. Officers serve at the discretion of the Board of Directors.

  Betty J. Ketchum, the wife of the late founder of the Company, Lewis B. Ketchum, serves as Chairman of the Board and Corporate Secretary and has served as a Director of the Company since 1995. Mrs. Ketchum has worked in various positions of increasing responsibility in the Company's operations since its inception, including in treasury, taxation, accounting and human resources. Mrs. Ketchum is the mother of L. Craig Ketchum.

  L. Craig Ketchum has served as President and Chief Executive Officer since 1995 and as a Director of the Company since 1987. Since joining the Company in 1979, Mr. Ketchum has served in various positions of increasing responsibility, including in store operations, sales and management, and has previously served as Vice President--Sales and Executive Vice President. He is the current Chairman of the Eastern North Mid-Continent District of the Petroleum Equipment Suppliers Association, an active member and panelist for the National Minorities Supplier Development Council, and an active member of the Young Presidents' Organization. Mr. Ketchum received his degree in Business Administration from the University of Central Oklahoma, Edmond, Oklahoma. Mr. Ketchum is the son of Betty J. Ketchum.

  T. Wayne Windham serves as Vice President--International Operations and has been a Director since 1986. Mr. Windham joined the Company in 1978 and has served as Southern Division Manager, Vice President--Sales, Vice President-- Tubular, and Vice President--International. He received his Bachelor of Commerce degree from Rice University.

  J. M. (Dee) Paige serves as Chief Financial Officer and Treasurer of the Company and has been a Director since 1995. Since joining the Company in 1982, Mr. Paige has held various positions of increasing responsibility, including Controller and Vice President--Finance. Prior to joining the Company, Mr. Paige worked at Arthur Andersen & Co. and Wyatt & Co. He received a Masters Degree in Accounting from Oklahoma State University. Mr. Paige is a member of the Oklahoma Society of Certified Public Accountants.

  Alf P. Slaatten has served as Vice President--Oilfield Stores since joining the Company in 1987. Mr. Slaatten has over 35 years of experience in the oilfield supply business. Prior to joining the Company, he was employed for 25 years with Franklin Supply Company, serving in various capacities, from warehouseman to Vice President--Stores and Sales Offices. He attended the University of Central Oklahoma, Edmond, Oklahoma, where he obtained a Bachelor of Science degree. He is a member of the Society of Petroleum Engineers.

  Dennis K. Niver has served as Vice President--Purchasing and Alliances since January 1992. He joined the Company in 1977 and has over 25 years experience in the oilfield supply business. He has served the Company in various positions of increasing responsibility, including Manager of the Tulsa Sales Office, Purchasing Manager, and Vice President--Purchasing. Mr. Niver is an active member of the National Association of Purchasing Management, Tulsa Chapter.

  Robert F. Dvorak serves as Vice President--Sales. Mr. Dvorak joined the Company in 1989 as Southwestern Division Manager in Dallas, Texas. Prior to joining the Company, Mr. Dvorak was employed by Bovaird Supply Company and Republic Supply Company. Mr. Dvorak holds a Bachelor of Science degree from New Mexico State University.

  Joe H. Philipp has served as Vice President--Industrial Stores since March 1997. He began his employment at the Company in March 1995 in connection with the Vinson Acquisition. At that time, Mr. Philipp was serving as branch manager of the Galena Park Facility of Vinson Supply Company in Texas. Mr. Philipp originally joined Vinson Supply Company in 1981 and also served as Vice President and Branch Manager of its Salt Lake City office. Mr. Philipp holds a Bachelor of Arts degree from Loyola University.

  David L. Noss has served as a Director of the Company since August 1976 and is Assistant Secretary. Mr. Noss is a member of the law firm Noss, Monnet & Edmiston in Tulsa, Oklahoma, where he practices corporate law, taxation law and estate planning. Mr. Noss received a Bachelor of Science degree in Business Administration and his Juris Doctorate degree from the University of Tulsa.

COMMITTEES OF THE BOARD OF DIRECTORS

  Following the completion of the Offering, there will be two committees of the Board of Directors: an Audit Committee and a Compensation Committee. The initial members of both committees will be the Company's independent non-employee directors who will be appointed to the Board of Directors after completion of the Offering. The Audit Committee will recommend the appointment of independent public accountants to conduct audits of the Company's financial statements and review with the independent accountants the plan and results of the auditing engagement. The Audit Committee will also review the scope and results of procedures for internal auditing of the Company and the adequacy of the Company's system of internal accounting controls. The Compensation Committee will approve, or, in some cases, recommend to the Board, remuneration arrangements and other compensation plans involving the Company's directors, executive officers and certain other employees whose compensation exceeds specified levels. The Compensation Committee will also act on the granting of stock options, including grants made under the Incentive Plan to the Company's directors and executive officers.

DIRECTOR COMPENSATION

  Prior to the Offering, the Company's directors had not received compensation for their services as directors. Following the consummation of the Offering, each director who is not an employee of the Company will receive an annual fee of $10,000, plus a fee of $1,000 for attendance at each Board of Directors meeting and $1,000 for each committee meeting (unless held on the same day as a Board of Directors meeting). In addition, directors are eligible to receive stock option grants or awards of restricted stock under the Incentive Plan. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof and for other expenses incurred in their capacity as directors. Directors who are employees of the Company will not receive additional compensation for serving as directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's Amended and Restated Bylaws (the "Bylaws") provide for the indemnification of the Company's officers and directors and the advancement to them of expenses, including attorney fees, in connection with proceedings and claims, to the fullest extent permitted by the Oklahoma General Corporation Act. The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things, (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation paid or accrued by the Company during the year ended October 31, 1997, to the Company's Chief Executive Officer and to each of the Company's four other most highly compensated executive officers whose combined salary and bonus from the Company during such period exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION
                              ---------------------------------
                                                     OTHER
                                                    ANNUAL         ALL OTHER
NAME AND PRINCIPAL POSITION    SALARY   BONUS   COMPENSATION(1) COMPENSATION(2)
---------------------------   -------- -------- --------------- ---------------
Betty J. Ketchum............. $189,000 $180,000       --            $18,437
 Chairman of the Board
L. Craig Ketchum.............   92,040  200,000        --             3,700
 Chief Executive Officer and
 President
J. M. (Dee) Paige............   87,400   60,000        --             3,513
 Chief Financial Officer and
 Treasurer
Alf P. Slaatten..............   85,413   40,000        --             3,225
 Vice President--Oilfield
 Stores
Robert F. Dvorak.............   78,413   40,000        --             2,939
 Vice President--Sales

--------
(1) The value of perquisites and other personal benefits are excluded because the aggregate amount of such compensation, if any, did not exceed the lesser of $50,000 or 10% of the annual compensation earned by such individual.
(2) Consists of (i) contributions by the Company to its 401(k) Retirement Savings Plan in the amount of $2,850, $2,761, $2,622, $2,546 and $2,352 for each of Betty J. Ketchum, Messrs. Ketchum, Paige, Slaatten and Dvorak, respectively; (ii) Company contributions to the ESOP in the amount of $1,078, $1,078, $891, $679 and $587 for each of Betty J. Ketchum, Messrs. Ketchum, Paige, Slaatten and Dvorak, respectively, and (iii) the dollar value of the benefit to Betty J. Ketchum of a split-dollar life insurance policy paid by the Company totaling $14,509.

INCENTIVE PLAN

  General. The Company has established the Red Man Pipe & Supply Co. Incentive Stock Plan (the "Incentive Plan"), the purpose of which is to provide those persons selected to participate in such plan additional incentive to promote the long-term success of Company, enable such persons to acquire an equity interest in Company and enable Company to attract and retain individuals instrumental in contributing to its success.

Officers, employees and directors are eligible to receive grants and awards under the Incentive Plan. The total amount of Class A Common Stock initially
authorized and reserved for issuance under the Incentive Plan is     shares.
No awards have been granted under the Incentive Plan.

  The Incentive Plan is administered by the Board of Directors; provided, however, that the Board of Directors may delegate any and all of its duties to a committee of the Board of Directors (as used in this description of the Incentive Plan, the "Committee"). The Company anticipates that the Compensation Committee will administer the Incentive Plan following the Offering except with respect to members of the Compensation Committee for which the full Board of Directors will administer the Incentive Plan. In the course of administering the Incentive Plan, the Committee is given broad discretion to construe and interpret the Incentive Plan and to adopt such rules, regulations, guidelines, subplans and procedures for carrying out the Incentive Plan as it deems necessary. In addition, the Committee is authorized to identify plan participants, determine the types and amounts of awards to be granted, establish the terms, conditions and provisions of awards, prescribe forms of award agreements, establish, amend and rescind rules and regulations relating to the Incentive Plan.

  Summary of Awards. The Incentive Plan authorizes the grant of stock options and award of restricted stock. Generally, awards under the Incentive Plan will be granted for no consideration other than prior and future services. Stock options granted to participants pursuant to the Incentive Plan may, at the discretion of the Committee, be incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. ISOs, however, may only be awarded to employees of the Company. The exercise price of an ISO may not be less than the fair market value of the Class A Common Stock on the date of grant (or 110% of such fair market value in the case of ISOs granted to employees who own more than 10% of the combined voting power of all classes of stock of the Company). In the case of non-qualified stock options, the exercise price shall be as determined by the Committee in its sole discretion, except that such price shall not be less than the fair market value of the Class A Common Stock on the date of grant.

  Stock options granted under the Incentive Plan are exercisable in whole or in part at such time or times as may be determined by the Committee, except that ISOs may not be exercised after the expiration of ten years from the date granted (or five years in the case of ISOs granted to employees who own more than 10% of the combined voting power of all classes of stock of the Company). Generally, stock options may be exercised by the payment of cash, stock, promissory notes, the withholding of shares otherwise issuable upon exercise or a combination thereof.

  A restricted stock award will consist of shares of Class A Common Stock that are nontransferable or subject to risk of forfeiture until specific conditions are met. The restrictions will lapse in accordance with the schedule or other conditions as the Committee determines. During the restriction period, the recipient of restricted stock will have certain rights as a stockholder, including the right to vote the stock and receive dividends.

  Changes Affecting Stock. In the event of a merger, consolidation, reorganization, recapitalization, stock split, or stock dividend, or a combination or reclassification of shares, the number of shares of Class A Common Stock reserved under the Incentive Plan, the number of shares covered by outstanding stock options and restricted stock, and the exercise prices of outstanding options shall be adjusted proportionately.

  Amendment to and Termination of the Incentive Plan. The Board of Directors may amend, modify, suspend, discontinue or terminate the Incentive Plan without the consent of stockholders or participants; provided, however, the Board may not (i) increase the maximum number of shares reserved for issuance under the Plan, except with stockholder approval, or (ii) decrease the exercise price of any option previously granted. The Incentive Plan will terminate on a date selected by the Board of Directors in its sole discretion.

EMPLOYEE BENEFIT PLANS AND ARRANGEMENTS

  401(k) Plan. The Company has established a qualified Retirement and Savings Plan (the "401(k) Plan") covering the Company's employees. The 401(k) Plan incorporates the provisions of Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers all employees who have attained the age of 21 and have completed at least one year of service. Participants are allowed to contribute a portion of their salary with employer matching contributions based on the contributions of the participants.

  Employee Stock Ownership Plan. The Company maintains a qualified Employee Stock Ownership Plan (the "ESOP"), which is a noncontributory defined contribution plan established for the employees of the Company. The ESOP covers substantially all employees who have attained the age of 21 and have completed one year of service on or before the last day of the plan year. Vesting in the ESOP is based on years of continuous service. Vesting begins after three years of service and is continuous through seven years of service, at which time the participant is 100% vested. The purpose of the ESOP is to purchase Company stock and other investments for the benefit of the employees or their beneficiaries. Employer contributions are discretionary and are determined annually by the Board of Directors. The Company's contribution to the ESOP is allocated to the participants based on the ratio of their compensation to the total compensation of all eligible participants. Compensation is defined as total salary and wages for the plan year and will include salary reduction contributions. The Company had no allocated shares, shares committed-to-be released, unallocated shares or unearned shares at October 31, 1995, 1996 and 1997. ESOP shares are treated as outstanding common stock in the computation of earnings per share.

  Discretionary Bonus Plan. It is the Company's philosophy to provide a competitive salary structure within the industry for executive officers as well as other employees and, based on performance standards of the Company, to provide an annual cash bonus to substantially all employees of the Company. Generally after fiscal year-end, certain executive officers and directors review the Company's financial performance to determine the overall bonus compensation for employees based primarily on growth in sales and net income. The President generally determines a level of bonus for each of the Vice Presidents and division managers and those individuals in turn determine bonus compensation for employees within their divisions. The Compensation Committee will determine bonus compensation for the Company's employee directors. Bonus compensation has been paid to employees on a company-wide basis for all but one year of the Company's 21-year existence.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In the past, all matters with respect to the compensation of executive officers of the Company were determined by the members of the Board of Directors as a whole. Betty Ketchum and Messrs. Ketchum, Paige and Windham, who also serve as executive officers of the Company, participated as Board members in deliberations concerning compensation. Following the completion of the Offering, the Company will establish a Compensation Committee to determine compensation matters with respect to the Company's employee directors.

                             CERTAIN TRANSACTIONS

  The Company entered into an agreement effective October 30, 1997, with Consolidated in connection with the Company's reclassification of its Common Stock. Consolidated is the successor in interest under an agreement between the Company and Otter, Inc., an Oklahoma corporation, effective July 12, 1988, as amended effective October 24, 1990, and a purchase agreement between the Company and Vinson Supply Company, a Delaware corporation, effective March 1, 1995. Pursuant to the agreement with Consolidated, Consolidated exchanged its holdings of Class B Common Stock for Class A Common Stock and the Company agreed to redeem all the outstanding shares of Class C Preferred Shares held by Consolidated for $5.0 million, plus accrued dividends, with the net proceeds to the Company from the Offering. See "Use of Proceeds." The agreement further provided Consolidated with certain registration rights with respect to its holdings of Class A Common Stock. See "Description of Capital Stock--Registration Rights."

  The Company leases five service and supply center locations from Sammons Realty Corporation, an affiliate of Consolidated. These leases were assumed in connection with Vinson Acquisition. In fiscal years 1995, 1996 and 1997, payments to Sammons Realty Corporation aggregated $178,000, $665,000 and $422,000, respectively. In each of October 1996 and April 1997, the Company purchased one service and supply center from Sammons Realty Corporation for $1,550,000 and $650,000, respectively.

  The Company leases its fleet of vehicles for operations, including approximately 156 light and heavy trucks, four forklifts and 36 passenger automobiles, from Prideco, an Oklahoma limited partnership. Prideco is owned by BJHK Limited Partnership, an Oklahoma limited partnership ("BJHK, L.P."). The general partner of BJHK, L.P., is the Ketchum Family Trust, of which L. Craig Ketchum is Trustee. Individual limited partners of BJHK, L.P., include Kent H. Ketchum, Kevin B. Ketchum and Brian C. Ketchum, each of whom is a son of Betty J. Ketchum and a brother of L. Craig Ketchum. Additional limited partners include the Betty Jean Haun Ketchum Living Trust and the Lewis B. Ketchum Living Trust, of which Mrs. Ketchum serves as Trustee, and the Lewis Craig Ketchum Living Trust, of which L. Craig Ketchum and Susan L. Ketchum serve as trustees. The Company believes that the leases with Prideco are on terms at least as favorable to the Company as those obtainable from unrelated third parties in the Company's area of operations. In fiscal years 1995, 1996 and 1997, the Company made aggregate payments to Prideco for vehicle leases of $731,800, $755,800 and $874,800.

  The Company leases its measurement fabrication facility in Tulsa, Oklahoma, from Prideco pursuant to a real property lease agreement dated November 1, 1990. The primary term of the lease expired in October 1996, and the lease arrangement will continue on a month-to-month basis until the Company completes its new fabrication facility in the Spring of 1998, at which time the lease will terminate. The lease payments paid to Prideco by the Company in each of the fiscal years 1995, 1996 and 1997 aggregated $31,200.

  In fiscal years 1995, 1996 and 1997, compensation paid to Kent H. Ketchum totaled $103,675, $132,870 and $160,882, respectively, compensation paid to Kevin B. Ketchum totaled $78,166, $97,950 and $125,000, respectively, and compensation paid to Brian C. Ketchum totalled $74,635, $93,900 and $120,800, respectively.

  In fiscal years 1995, 1996 and 1997, the Company paid the law firm Noss, Monnet & Edmiston, of which David Noss, a Director of the Company, is a partner, $122,000, $105,000 and $157,000, respectively, for legal services and expenses.

  Betty J. Ketchum owns an undivided one-half interest in real property located in Andrews, Texas, which is leased to the Company for use in its operations. The term of the lease expires in January, 1998, and the Company anticipates that such lease will be renewed. The aggregate lease payments made to Mrs. Ketchum with respect to her ownership interest was $13,800 in each of fiscal years 1995, 1996 and 1997. The Company believes that the lease terms are at least as favorable to the Company as those obtainable from unrelated third parties at such location.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of each class of the Company's common stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, assuming no exercise of the Underwriters' over-allotment option, (i) by each person who is known by the Company to own beneficially more than 5% of each class of the Company's common stock, (ii) by each of the Company's directors, (iii) by each executive officer of the Company named in the Summary Compensation Table and (iv) by all executive officers and directors as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the common stock listed below have sole voting and investment power with respect to such shares.

                              PRIOR TO OFFERING                                        AFTER OFFERING
                       --------------------------------            ------------------------------------------------------
                                                                              PERCENT OF            PERCENT OF
                         NUMBER     NUMBER              SHARES OF    NUMBER     TOTAL      NUMBER     TOTAL
                       OF SHARES  OF SHARES  PERCENT OF  CLASS A   OF SHARES  SHARES OF  OF SHARES  SHARES OF  PERCENT OF
                       OF CLASS A OF CLASS B   TOTAL      COMMON   OF CLASS A  CLASS A   OF CLASS B  CLASS B     TOTAL
                         COMMON     COMMON     VOTING     STOCK      COMMON     COMMON     COMMON     COMMON     VOTING
                         STOCK      STOCK     POWER(1)  OFFERED(2)   STOCK      STOCK      STOCK      STOCK     POWER(1)
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Red Man Pipe & Supply
 Co.
 Employee Stock
 Ownership Plan(3)...                              %                                %                     %          %
Consolidated
 Investment Services,
 Inc.(4).............
BJHK Limited
 Partnership(5)......
K.F. Enterprises,
 L.L.C.(6)...........
L. Craig Ketchum(7)..
Betty J. Ketchum(8)..
T. Wayne Windham(9)..
J. M. (Dee)
 Paige(10)...........
David L. Noss(11)....
Dennis K. Niver(12)..
Robert F.
 Dvorak(13)..........
Alf P. Slaatten(14)..
Joe H. Philipp(15)...
All executive
 officers and
 directors as a group
 (9 persons)
 (7)(8)(11)..........                              %                                %                     %          %

-------
  * Less than 1%
 (1) In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (one vote per share) and Class B Common Stock (ten votes per share) is aggregated.
 (2) Represents shares of Class B Common Stock prior to the Offering which will be converted into an equal number of shares of Class A Common Stock when sold pursuant to the Offering.
 (3) This stockholder's address is 8023 E. 63rd Place, Suite 800, Tulsa, Oklahoma 74133.
 (4) This stockholder's address is 300 Crescent Court, Suite 700, Dallas, Texas 75201.
 (5) This stockholder's address is 8023 E. 63rd Place, Suite 800, Tulsa, Oklahoma 74133.
 (6) This stockholder's address is 8023 E. 63rd Place, Suite 800, Tulsa, Oklahoma 74133.
 (7) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Ketchum. Includes     shares of Class B Common Stock held
     of record by BJHK Limited Partnership, an Oklahoma limited partnership, of which the Ketchum Family Trust is general partner. Mr. Ketchum serves as trustee of the Ketchum Family Trust and, by virtue thereof, may be deemed the beneficial owner with respect to the shares held by BJHK Limited Partnership.
 (8) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mrs. Ketchum. Includes     shares of Class B Common Stock held
     of record by K.F. Enterprises, L.L.C., an Oklahoma limited liability company. Mrs. Ketchum, as the beneficial owner of a majority in membership interest in K.F. Enterprises, L.L.C., controls voting and investment power with respect to such shares.
 (9) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Windham.
(10) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Paige.
(11) Includes     shares of Class A Common Stock held of record by the ESOP, of which Mr. Noss, as trustee, has sole voting and investment power with respect to such shares.
(12) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Niver.
(13) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Dvorak.
(14) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Slaatten.
(15) Includes     shares of Class A Common Stock held by the ESOP for the
     benefit of Mr. Philipp.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have outstanding
shares of Class A Common Stock and     shares of Class B Common Stock
(assuming the Underwriters' over-allotment option is not exercised). Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder thereof and will automatically convert into Class A Common Stock upon transfer to a holder that is not a member of the Ketchum Group. The shares of Class A Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for certain manner of sale, volume limitations and other restrictions with respect to any shares purchased by an affiliate of the Company. All remaining outstanding shares of Class A Common Stock and all Class B Common Stock and shares of Class A Common Stock into which such Class B Common Stock is convertible will be restricted securities as that term is defined by Rule 144 promulgated under the Securities Act.

  In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated), including persons who may be deemed "affiliates" of the Company, who has owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock
(i.e.,     shares immediately after consummation of the Offering) and (ii) the average weekly trading volume of the Class A Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and who has not been an affiliate for at least three months prior to the sale would be entitled to sell shares of Class A Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  Subject to certain exceptions, the Company and the existing stockholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, offer for sale, sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exercisable for shares of Class A Common Stock. See "Underwriters."

  The Company has granted to Consolidated registration rights with respect to shares of Class A Common Stock. Pursuant to such registration rights, the holder may demand, at any time after two years from completion of the Offering, that its holdings be registered under the Securities Act. Additionally, if the Company effects a registration of its Class A Common Stock, the Company is obligated to register such shares of the holder that it may request in such registration. See "Certain Transactions."

  Prior to the Offering, there has been no public market for the Class A Common Stock and no prediction can be made as to the effect, if any, that sales of Class A Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following the Offering, sales of substantial amounts of Class A Common Stock in the public market or otherwise, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price for the Class A Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue (i) 50,000,000 shares of Class A Common Stock, par value $.01 per share; (ii) 50,000,000 shares of Class B Common Stock, par value $.01 per share; and (iii) 2,000 shares of preferred stock, par value $2,500 per share. As of the date of this Prospectus, the Company had
issued and outstanding     shares of Class A Common Stock,     shares of Class
B Common Stock and 2,000 shares of Class C Preferred Stock. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Restated Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

CLASS A AND CLASS B COMMON STOCK

  Voting Rights. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the stockholders. Subject to applicable limitations of law, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the stockholders. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Restated Certificate of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

  Dividends. Each share of Class A Common Stock and Class B Common Stock is entitled to dividends at the same rate if, as and when declared by the Board of Directors from any assets legally available therefor, subject to any preference in favor of any outstanding preferred stock. Any dividends so declared and payable in cash, capital stock of the Company (other than Class A Common Stock or Class B Common Stock) or other property will be paid pro rata on the shares of Class A Common Stock and Class B Common Stock. If a dividend or distribution is to be paid in shares of Common Stock, it must be declared and paid proportionately to the holders of both classes of Common Stock either
(i) in Class A Common Stock to holders of both Class A and Class B Common Stock or (ii) in Class A Common Stock to holders of Class A Common Stock and in Class B Common Stock to holders of Class B Common Stock.

  Convertibility. Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of and without cost to the stockholder, into one share of Class A Common Stock upon surrender of the certificate or certificates evidencing the Class B Common Stock to be converted. Shares of Class B Common Stock will automatically convert to equal shares of Class A Common Stock if such shares are sold, transferred or otherwise disposed of to any third party other than a member of the Ketchum Group. Once shares of Class B Common Stock are converted into shares of Class A Common Stock, such shares may not be converted back into Class B Common Stock.

  Merger or Consolidation. The Company's Restated Certificate of Incorporation further provides that upon any merger, consolidation, reorganization or other business combination with any other entity, the consideration to be received per share by the holders of Class A Common Stock and Class B Common Stock shall be identical, except the voting rights of any securities received by holders of Class A Common Stock may differ from the voting rights of any securities received by holders of Class B Common Stock to the extent that the voting rights differ between shares of Class A Common Stock and shares of Class B Common Stock.

  Liquidation Rights. In the event of the dissolution of the Company, whether voluntary or involuntary, after payment of all liabilities and distribution to the holders of Preferred Stock, if any, of amounts to which they may be preferentially entitled, the holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders.

  Other Rights. The holders of Common Stock are not entitled to preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Class A Common Stock to be issued in the Offering will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock, preferred stock of any series or other securities, redemption provisions and sinking fund provisions) between series and between the preferred stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

  The Company has issued a series of preferred stock designated Class C Preferred Stock. All of the 2,000 shares of Series C Preferred Stock currently outstanding will be redeemed by the Company from the net proceeds to the Company of the Offering. See "Use of Proceeds." The Company has no present intention to issue additional shares of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction, or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or even a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

RESTRICTIONS ON TRANSFER OF CLASS B COMMON STOCK

  The     shares of Class B Common Stock held by BJHK Limited Partnership (the
"Partnership"), an Oklahoma limited partnership controlled by the Ketchum Group, are restricted under the limited partnership agreement of the Partnership from being sold by the Partnership except in connection with the sale of all Class B Common Stock, including the Class B Common Stock held by K.F. Enterprises, L.L.C. This restriction may be amended by the affirmative vote of holders of 80% of the total Partnership units upon the Company
becoming a "public" company under the Exchange Act. The     shares of Class B
Common Stock held of record by K. F. Enterprises, L.L.C., an Oklahoma limited liability company ("Enterprises"), are also subject to substantially similar restrictions prohibiting sale unless in connection with the sale of all the shares of the Class B Common Stock. The operating agreement of Enterprises provides that this restriction may be amended upon the affirmative vote of a majority in ownership interests of Enterprises upon the Company becoming a "public" company under the Exchange Act. Each of the limited partnership agreement of the Partnership and operating agreement of Enterprises prohibit a distribution of the shares of Class B Common Stock in kind to any person or entity prior to the twentieth anniversary of the death of Betty J. Ketchum.

OKLAHOMA TAKEOVER STATUTES

  The Oklahoma General Corporation Act contains certain provisions (the "Business Combination Provisions") that may have the effect of preventing, discouraging or delaying a change in control of the Company. The Business Combination Provisions prohibit certain business combinations between a corporation and any person who has acquired 15% or more of the voting stock of the corporation (an "interested stockholder") for a period of three years from the date such stockholder became an interested stockholder, unless such interested stockholder (a) prior to becoming an interested stockholder, obtained the approval of the Board of Directors of either the business combination or the transaction that resulted in such person becoming an interested stockholder, (b) acquired at least 85% of the outstanding shares of voting stock of the corporation (excluding shares owed by persons who are directors or officers and by certain employee stock plans) in the same transaction in which the interested stockholder became an interested stockholder, or (c) if on or subsequent to the date the interested stockholder became an interested stockholder, the business combination is approved by the Board of Directors and is authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the voting stock that is not owned by the interested stockholder. The Business Combination Provisions define a "business combination" to include (a) any merger of consolidation involving the corporation and an interested stockholder, (b) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets or outstanding stock of the corporation, (c) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (d) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, (e) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation, or (f) any share acquisition by the interested stockholder pursuant to certain provisions of the Oklahoma General Corporation Act.

  In general, an Oklahoma corporation must specifically elect, through an amendment to its bylaws or certificate, not to be governed by the Business Combination Provisions. The Company has not made such election and, therefore, is subject to the terms of the statute.

  The Oklahoma Control Shares Act provides that, except in limited circumstances such as mergers, any person or group of persons that acquires the power to vote one-fifth or more of certain corporations' shares shall not have the right to vote such shares unless such person or group is granted voting rights by the holders of a majority of the votes entitled to be cast excluding "interested shares." If the approval of voting power for the shares is obtained, additional stockholder approvals are required when a stockholder acquires the power to vote one-third or more and a majority or more of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the stockholder may not be voted until the expiration of three years after the date of a vote of stockholders failing to approve the voting power of such shares.

  The Oklahoma Take-Over Disclosure Act (the "Disclosure Act") prohibits any person from making a takeover offer to purchase the equity securities of a target company as defined in the Disclosure Act, or to acquire any such securities pursuant to such offer, unless such offer is properly filed with and approved by the Administrator of the Oklahoma Department of Securities. The definition of a "take-over offer" under the Disclosure Act is the offer to acquire any equity securities of a target company where, pursuant to the offer, either: (a) the offeror would be directly or indirectly beneficial owner of more than ten percent of any class of the outstanding equity securities of the target company, or (b) the beneficial ownership of the offeror of any class of the outstanding equity securities of the target company would be increased by more than five percent.

  The term "target company" is defined in the Disclosure Act as an "issuer of publicly traded equity securities of which at least twenty percent of its equity securities are beneficially held by residents of Oklahoma and which have substantial assets in Oklahoma."

  The tender offer must be filed with the Administrator with a registration statement setting forth detailed information regarding (a) the identity of the offeror and all other persons on whose behalf the acquisition is being affected; (b) the source or amount of funds to be used in the acquisition; (c) if the purpose of the offer is to acquire control of the target company, all plans to make material changes within the target, such as liquidation, changes in management or changes in employment policies; (d) the number of equity securities owned beneficially by the offeror; (e) the material terms of any contractual arrangements whereby the persons filing the statement will transfer or acquire additional securities to or from another; and (f) detailed information regarding the offeror, including business activities for the past three years.

  In addition to this registration statement filed with the Administrator, the offeror must deliver a copy of the registration statement to the target company and publicly disclose the material terms of the proposed offer no later than the date of filing. The Disclosure Act also contains penalties for its violation.

  The cumulative effect of the Business Combination Provisions, the Control Share Act and the Disclosure Act may be to discourage or hinder a hostile acquisition of the Company.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

  Oklahoma law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Oklahoma law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Oklahoma law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Restated Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the Oklahoma General Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

  The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws.

REGISTRATION RIGHTS

  The Company has entered into an agreement granting registration rights to
Consolidated with respect to       shares of Class A Common Stock. Under the
agreement, Consolidated may demand, at any one time after two years following the consummation of the Offering, that such holdings of Class A Common Stock be registered under the Securities Act, and may request at any time when the Company registers additional shares of Class A Common Stock that such holdings of Class A Common Stock be included in such registration.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock is          .

                                 UNDERWRITERS

  Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as Representative, have severally agreed to purchase, and the Company and the Selling Stockholder have agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                        NUMBER
                                   NAME                                OF SHARES
                                   ----                                ---------
     Morgan Stanley & Co. Incorporated................................
     Smith Barney Inc. ...............................................
     The Robinson-Humphrey Company, LLC...............................
                                                                       ---------
       Total..........................................................
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $   a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess of $ a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representative.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all Underwriters in the preceding table.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

  At the request of the Company, the Underwriters have reserved up to shares of Class A Common Stock for sale at the initial public offering price to the Company's employees, officers and directors and to other individuals having relationships with the Company. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Reserved shares purchased by such individuals will, except as restricted by applicable securities laws, be available for resale following the Offering.

  The Company will apply to have the Class A Common Stock listed on the New York Stock Exchange under the symbol "RMN."

  Each of the Company and the directors, executive officers and other stockholders of the Company has agreed that, without the prior written consent of the Representative on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise. The restrictions in this paragraph do not apply to transactions by any person other than the Company relating to shares of Class A Common Stock or other securities acquired in open market transactions after the completion of the Offering.

  In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representative. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered by this Prospectus will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma. Certain legal matters in connection with the sale of the Class A Common Stock offered hereby will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

  The consolidated balance sheets as of October 31, 1996 and 1997 and the consolidated statements of operations, preferred stock and stockholders' equity, and cash flows for each of the three fiscal years in the period ended October 31, 1997, included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the Commission. Such information can be inspected without charge after the Offering at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) that will contain all information filed electronically by the Company with the Commission. The Company has applied to list the Class A Common Stock on the New York Stock Exchange (the "NYSE") and similar information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

  The Company has filed the Registration Statement with the Commission under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, including the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

                           RED MAN PIPE & SUPPLY CO.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets at October 31, 1996 and 1997.................. F-3
Consolidated Statements of Operations For The Years Ended October 31,
 1995, 1996 and 1997...................................................... F-4
Consolidated Statements of Preferred Stock and Stockholders' Equity For
 The Years Ended
 October 31, 1995, 1996 and 1997.......................................... F-5
Consolidated Statements of Cash Flows For The Years Ended October 31,
 1995, 1996 and 1997...................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Red Man Pipe & Supply Co.

  We have audited the accompanying consolidated balance sheets of Red Man Pipe & Supply Co. and Subsidiaries as of October 31, 1996 and 1997, and the related consolidated statements of operations, preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Man Pipe & Supply Co. and Subsidiaries as of October 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 2, during 1997 the Company changed its method of accounting for inventories from the Last-In, First-Out method to the First-In, First-Out method. Accordingly, previously reported amounts have been restated to reflect this change in accounting.

                                          Coopers & Lybrand L.L.P.
Tulsa, Oklahoma
November 26, 1997,
 except as to Note 12,
 for which the date is
 December 17, 1998

                   RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           OCTOBER 31, 1996 AND 1997

                                                             1996      1997
                                                           --------  --------
                                                            (IN THOUSANDS)
                          ASSETS
Current assets:
  Cash.................................................... $    863  $  1,511
  Accounts receivable, less allowance for doubtful
   accounts of $500,000 and $750,000 in 1996 and 1997,
   respectively...........................................   41,709    55,592
  Income tax receivable...................................      595       270
  Inventories.............................................   70,496    99,825
                                                           --------  --------
    Total current assets..................................  113,663   157,198
                                                           --------  --------
Property, plant and equipment, net........................    3,760     4,157
Other assets..............................................      354       458
                                                           --------  --------
    Total assets.......................................... $117,777  $161,813
                                                           ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.................................. $ 31,946  $ 43,546
  Accrued liabilities.....................................    4,618     5,890
  Deferred income tax liabilities.........................    1,690     2,510
  Current portion of long-term debt.......................      194        83
                                                           --------  --------
    Total current liabilities.............................   38,448    52,029
                                                           --------  --------
Long-term debt, less current portion......................   58,209    81,363
Deferred income tax liabilities...........................       50       465
Commitments and contingencies (Notes 4 and 6)
Class C preferred stock, redeemable, $2,500 par value,
 2,000 shares authorized, issued and outstanding..........    5,000     5,000
Stockholders' equity:
  Common stock, voting, Class A, $1 par value, 500,000
   shares authorized, 157,692 shares issued and
   outstanding............................................      158       158
  Common stock, non-voting, Class B, $1 par value, 500,000
   shares authorized, 34,344 shares issued and
   outstanding............................................       34        34
  Additional paid-in capital..............................    3,469     3,505
  Retained earnings.......................................   12,699    19,517
                                                           --------  --------
                                                             16,360    23,214
  Treasury stock, at cost.................................     (290)     (258)
                                                           --------  --------
    Total stockholders' equity............................   16,070    22,956
                                                           --------  --------
    Total liabilities and stockholders' equity............ $117,777  $161,813
                                                           ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                   RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED OCTOBER 31, 1995, 1996 AND 1997

                                      1995           1996           1997
                                  -------------  -------------  -------------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales............................ $     251,928  $     348,446  $     454,438
                                  -------------  -------------  -------------
Costs and expenses:
  Cost of products sold..........       223,818        308,349        403,774
  Selling, general and
   administrative expenses.......        22,255         29,900         34,273
                                  -------------  -------------  -------------
    Total costs and expenses.....       246,073        338,249        438,047
                                  -------------  -------------  -------------
Operating income.................         5,855         10,197         16,391
                                  -------------  -------------  -------------
Other income (expense):
  Interest expense...............        (3,604)        (4,807)        (5,606)
  Other, net.....................           435            100            633
                                  -------------  -------------  -------------
                                         (3,169)        (4,707)        (4,973)
                                  -------------  -------------  -------------
Income before income taxes.......         2,686          5,490         11,418
Income tax expense...............           928          2,137          4,350
                                  -------------  -------------  -------------
Net income....................... $       1,758  $       3,353  $       7,068
                                  =============  =============  =============
Earnings per common share,
 primary and fully diluted....... $        8.50  $       16.16  $       35.50
                                  =============  =============  =============
Weighted average common shares
 outstanding, primary and fully
 diluted.........................           192            192            192
                                  =============  =============  =============


   The accompanying notes are an integral part of the consolidated financial statements.

                   RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF PREFERRED
                         STOCK AND STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED OCTOBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   COMMON STOCK
                                            ---------------------------
                             CLASS C           VOTING      NON-VOTING
                         PREFERRED STOCK       CLASS A       CLASS B    ADDITIONAL           TREASURY STOCK
                         ------------------ ------------- -------------  PAID-IN   RETAINED  ------------------
                         SHARES   AMOUNT    SHARES AMOUNT SHARES AMOUNT  CAPITAL   EARNINGS  SHARES    AMOUNT
                         -------  --------- ------ ------ ------ ------ ---------- --------  -------   --------
Balance, October 31,
 1994, as previously
 reported...............     --   $     --   158    $158    34    $34     $3,440   $ 7,854        (9)  $   (365)
Effect of change in
 accounting for
 inventories (Note 2)...     --         --   --      --    --     --         --        109       --         --
                          ------  ---------  ---    ----   ---    ---     ------   -------    ------   --------
Balance, October 31,
 1994, as restated......     --         --   158     158    34     34      3,440     7,963        (9)      (365)
Net income..............     --         --   --      --    --     --         --      1,758       --         --
Issuance of preferred
 stock..................       2      5,000  --      --    --     --         --        --        --         --
Issuance of Treasury
 Stock..................     --         --   --      --    --     --          13       --          1         50
Preferred stock
 dividends ($62.50 per
 preferred share).......     --         --   --      --    --     --         --       (125)      --         --
                          ------  ---------  ---    ----   ---    ---     ------   -------    ------   --------
Balance, October 31,
 1995...................       2      5,000  158     158    34     34      3,453     9,596        (8)      (315)
Net income..............     --         --   --      --    --     --         --      3,353       --         --
Issuance of Treasury
 Stock..................     --         --   --      --    --     --          16       --          1         25
Preferred stock
 dividends ($125 per
 preferred share).......     --         --   --      --    --     --         --       (250)      --         --
                          ------  ---------  ---    ----   ---    ---     ------   -------    ------   --------
Balance, October 31,
 1996...................       2      5,000  158     158    34     34      3,469    12,699        (7)      (290)
Net income..............     --         --   --      --    --     --         --      7,068       --         --
Issuance of Treasury
 Stock..................     --         --   --      --    --     --          36       --          1         32
Preferred stock
 dividends ($125 per
 preferred share).......     --         --   --      --    --     --         --       (250)      --         --
                          ------  ---------  ---    ----   ---    ---     ------   -------    ------   --------
Balance, October 31,
 1997...................       2  $   5,000  158    $158    34    $34     $3,505   $19,517        (6)  $   (258)
                          ======  =========  ===    ====   ===    ===     ======   =======    ======   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                   RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED OCTOBER 31, 1995, 1996 AND 1997

                                                  1995       1996       1997
                                                ---------  ---------  ---------
                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income..................................  $   1,758  $   3,353  $   7,068
  Adjustments to reconcile net income to net
   cash provided by (used in) operating
   activities:
    Depreciation and amortization.............        463        613        687
    Gain on disposal of assets................        (29)      (100)      (633)
    Deferred income tax liabilities...........        175        878      1,235
                                                ---------  ---------  ---------
                                                    2,367      4,744      8,357
    Decrease (increase) in assets:
      Accounts receivable.....................    (22,950)      (983)   (13,883)
      Income tax receivable...................        508       (403)       325
      Inventories.............................    (11,674)    (6,584)   (29,329)
      Other assets............................        (30)      (119)      (104)
    Increase (decrease) in liabilities:
      Trade accounts payable..................     15,723     (4,664)    11,600
      Accrued liabilities.....................      1,331      1,380      1,272
                                                ---------  ---------  ---------
  Net cash used in operating activities.......    (14,725)    (6,629)   (21,762)
                                                ---------  ---------  ---------
Cash flows from (used in) investing
 activities:
  Purchases of property, plant and equipment..       (288)    (2,431)    (2,720)
  Proceeds from disposal of property, plant
   and equipment..............................        159        198      2,269
  Acquisition of assets.......................    (14,526)       --         --
                                                ---------  ---------  ---------
  Net cash used in investing activities.......    (14,655)    (2,233)      (451)
                                                ---------  ---------  ---------
Cash flows provided by financing activities:
  Payments on long-term debt..................   (248,841)  (359,148)  (442,213)
  Proceeds from long-term debt................    277,735    368,636    465,256
  Proceeds from issuance of treasury stock....        --          41         68
  Preferred stock dividends paid..............       (125)      (250)      (250)
                                                ---------  ---------  ---------
  Net cash provided by financing activities...     28,769      9,279     22,861
                                                ---------  ---------  ---------
Net increase (decrease) in cash...............       (611)       417        648
Cash, beginning of year.......................      1,057        446        863
                                                ---------  ---------  ---------
Cash, end of year.............................  $     446  $     863  $   1,511
                                                =========  =========  =========
Supplemental cash flow data:
  Interest paid...............................  $   3,357  $   4,653  $   5,493
                                                =========  =========  =========
  Income taxes paid...........................  $     284  $   1,610  $   2,731
                                                =========  =========  =========
Supplemental schedule of noncash investing and
 financing activities:
  Acquisition of assets:
    Fair value of assets acquired.............  $  19,526  $     --   $     --
    Fair value of preferred stock issued......     (5,000)       --         --
                                                ---------  ---------  ---------
    Net cash payments.........................  $  14,526  $     --   $     --
                                                =========  =========  =========

   The accompanying notes are an integral part of the consolidated financial statements.

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

  Nature of Operations--Red Man Pipe & Supply Co. (the "Company") is a distributor of tubular goods, including oil country tubular goods and line pipe, and the operation of service and supply centers which distribute maintenance, repair and operating products utilized in the energy industry as well as industrial products consisting primarily of line pipe, valves, fittings and flanges. The Company distributes products and tubular goods through 42 service and supply centers and 11 sales locations strategically located close to the major hydrocarbon producing and refining areas of the United States.

  Principles of Consolidation--The consolidated financial statements include the accounts of Red Man Pipe & Supply Co. and its wholly-owned subsidiaries, Red Man Ventures, Inc. and Red Man International, Inc. All significant intercompany profits, transactions and balances have been eliminated. During 1995, 1996 and 1997, there were no significant assets or operations in these subsidiaries.

  Inventories--The Company values its inventories, all of which are finished goods, at the lower of cost or market. In fiscal 1997 the Company changed its method of determining cost for inventories from the Last-In, First-Out ("LIFO") method to the First-In, First-Out ("FIFO") method (See Note 2). The change was made to improve interim financial reporting and to achieve a better presentation and comparability of period to period operating and financial results.

  Property, Plant and Equipment--Property, plant and equipment are recorded at cost and include expenditures for facilities as well as significant improvements to existing facilities. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred.

  Depreciation and amortization are computed utilizing both straight-line and accelerated methods over the estimated useful lives of the property. The ranges of estimated useful lives for financial reporting are as follows:

                                                                           YEARS
                                                                           -----
     Buildings and improvements........................................... 5-40
     Machinery, equipment and vehicles.................................... 5-12
     Furniture and fixtures...............................................  5-7
     Leasehold improvements............................................... 5-15

  Revenue Recognition--The Company recognizes revenue as products are shipped or accepted by the customer.

  Income Taxes--The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the measurement of deferred tax assets and liabilities based on the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

  Treasury Stock--The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

  Earnings Per Share--Earnings per share amounts are based on the weighted average number of shares of common stock outstanding during the respective periods. Net income is adjusted for dividends on preferred stock.

  Reclassifications--Certain reclassifications have been made to the balances reported for fiscal years 1995 and 1996 to conform to fiscal year 1997 reporting.

  Impact of New Financial Accounting Pronouncement--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 will change the computation, presentation and disclosure requirements for earnings per share. Such pronouncement requires the presentation of "basic" and "diluted" earnings per share. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior period earnings per share amounts. The Company will adopt SFAS No. 128 in the second quarter of fiscal 1998; however, this pronouncement is not expected to have a material effect on its earnings per share when adopted.

2. CHANGE IN ACCOUNTING FOR INVENTORIES

  At the beginning of fiscal 1997, the Company changed its method of valuation for inventories from the LIFO method to the FIFO method. The financial statements for fiscal 1995 and 1996 have been restated to reflect the change. Accordingly, the value of inventories was increased by $164,000 for fiscal 1995 and was decreased by $420,000 for fiscal 1996. The effect of the change in accounting for inventories was to decrease net income by $7,000 ($.04 per share) and $362,000 ($1.89 per share) for fiscal 1995 and 1996, respectively.

3. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following as of October 31, 1996 and 1997:

                                                                 1996    1997
                                                                ------- -------
                                                                (IN THOUSANDS)
     Land...................................................... $   276 $   200
     Buildings and improvements................................   2,143   1,516
     Machinery, equipment and vehicles.........................     581     558
     Furniture and fixtures....................................   3,824   5,146
     Leasehold improvements....................................     148     240
                                                                ------- -------
                                                                  6,972   7,660
     Less accumulated depreciation and amortization............   3,212   3,503
                                                                ------- -------
                                                                $ 3,760 $ 4,157
                                                                ======= =======

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                 OCTOBER 31,
                                                               ---------------
                                                                1996    1997
                                                               ------- -------
                                                               (IN THOUSANDS)
     Credit Facility:(A)
       Revolving credit facility.............................. $56,853 $71,446
       Term loan, payable in monthly installments of $83,333
        through October 2000, with a balloon payment due on
        October 31, 2000......................................     --   10,000
     Notes payable in monthly installments of $16,146 through
      October 1999, with a balloon payment due on October 31,
      1999, plus interest payable monthly at the lender's
      prime rate plus 1% (9.25% at October 31, 1996)..........   1,550     --
                                                               ------- -------
                                                                58,403  81,446
     Less current portion.....................................     194      83
                                                               ------- -------
                                                               $58,209 $81,363
                                                               ======= =======

--------
(A) During fiscal 1997 the Credit Facility was amended permitting the Company to borrow amounts up to the lesser of (i) $100.0 million or (ii) an amount equal to the borrowing base plus the outstanding balance on the term loan portion. On the revolving credit portion of the Credit Facility, the Company is permitted to borrow amounts up to the lesser of (i) $100.0 million less the outstanding principal balance of the term loan portion or
    (ii) an amount equal to the borrowing base amount. The borrowing base amount is determined through a computation of eligible accounts receivable and inventories as defined in the revolving credit facility. The amount of unused borrowings available under this facility at October 31, 1997 is $18,554,000. The borrowings under the revolving credit facility bear an interest rate equal to the lesser of the bank's prime rate plus .25% (8.75% at October 31, 1997) or LIBOR plus a margin based upon a trailing 12-month calculation of EBITDA, as defined in the Credit Facility (7.25% at October 31, 1997). The $10,000,000 term loan portion of the revolving Credit Facility bears interest at the lesser of the bank's prime rate plus .5% (9.0% at October 31, 1997) or LIBOR plus a margin based upon a trailing 12-month calculation of EBITDA, as defined in the Credit Facility (7.50% at October 31, 1997). The Company pays a fee on the unused portion of the Credit Facility equal to .375% per year.

    During fiscal 1997, the term of the Credit Facility was extended to October 31, 2000. At the conclusion of the term, such facility shall be automatically extended by one year unless the Company or the lender does not desire to extend the agreement and as long as no default has occurred.

    The Company is advanced amounts under the revolving credit facility to meet vendor and other obligations and all collections of revenues are used to reduce the amount outstanding. The projected borrowing base during 1998 is expected to be in excess of amounts required and, accordingly, the revolving credit facility is classified as long-term.

    The Company is subject to a number of covenants under the Credit Facility. The most restrictive covenants include maintenance of leverage ratios and current ratios, minimum pre-tax earnings from operations and a limit on new debt obligations. The Credit Facility is collateralized by substantially all assets of the Company including accounts receivable, inventories and equipment.

    Based upon the borrowing rates currently available to the Company for bank borrowings with similar terms, the Company believes that the carrying amount of these borrowings at October 31, 1997, approximates fair value.

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

    Aggregate principal maturities of long-term debt are as follows (in thousands):

       Fiscal 1998.....................................................  $    83
         1999..........................................................    1,000
         2000..........................................................   80,363
                                                                         -------
                                                                         $81,446
                                                                         =======

5. STOCKHOLDERS' EQUITY

  The Company has two classes of common stock. One class consists of 500,000 authorized shares of $1 par value voting Class A Common Stock, and the other class consists of 500,000 authorized shares of $1 par value non-voting Class B Common Stock. (See Note 12).

  The Company also has 2,000 authorized and outstanding shares of $2,500 par value Class C Preferred Stock. The Class C Preferred Stock bears an annual cumulative dividend of 5%, payable quarterly. Dividends paid on Class C preferred stock during 1995 totaled $125,000 and during both 1996 and 1997 totaled $250,000. The Class C Preferred Stock is non-voting and subordinate to indebtedness of the Company, but bears full preference to the Common Stock as to dividends and to redemption in the event of liquidation of the Company. The Class C Preferred Stock is redeemable on March 31, 2000 at par value with no option for early redemption. The stock was offered as part of the purchase price in the Company's asset acquisition (See Notes 9 and 12).

6. LEASES

  The Company occupies facilities and operates motor vehicles under long-term operating leases that expire during 1998 through 2004. Certain of these leases are subject to renewal or purchase options and escalation clauses. The following is a schedule by year of future minimum lease payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year as of October 31, 1997:

       YEAR ENDING
        OCTOBER 31,                                                   AMOUNT
       ------------                                               --------------
                                                                  (IN THOUSANDS)
        1998.....................................................     $2,039
        1999.....................................................      1,731
        2000.....................................................      1,047
        2001.....................................................        522
        2002.....................................................        421
       Thereafter................................................        849
                                                                      ------
     Total minimum lease payments................................     $6,609
                                                                      ======

  Rent expense on all operating leases amounted to approximately $1,697,000, $2,274,000 and $2,442,000 in 1995, 1996 and 1997, respectively.

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

7. INCOME TAXES

  The components of income tax expense are as follows:

                                                                 OCTOBER 31,
                                                              ------------------
                                                              1995  1996   1997
                                                              ---- ------ ------
                                                                (IN THOUSANDS)
     Current:
       Federal tax expense................................... $582 $1,131 $2,813
       State tax expense.....................................  171    128    302
     Deferred tax expense....................................  175    878  1,235
                                                              ---- ------ ------
                                                              $928 $2,137 $4,350
                                                              ==== ====== ======

  The components of the net deferred tax asset (liability) were as follows:

                                                                OCTOBER 31,
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
     Current deferred tax liabilities:
       Inventory............................................. $(1,419) $(2,157)
       Accounts receivable...................................    (271)    (353)
                                                              -------  -------
     Current deferred tax liabilities........................ $(1,690) $(2,510)
                                                              =======  =======
     Non-current deferred tax liabilities:
       Property, plant and equipment......................... $   (50) $  (465)
                                                              =======  =======

  The difference between the effective tax rate provision for income taxes and the U.S. federal statutory rate was as follows:

                                                                OCTOBER 31,
                                                               ----------------
                                                               1995  1996  1997
                                                               ----  ----  ----
     Federal income statutory rate............................ 34.0% 34.0% 34.0%
     State income tax.........................................  2.9   3.6   3.1
     Life insurance proceeds.................................. (4.8)  --    --
     Other....................................................  2.4   1.3   1.0
                                                               ----  ----  ----
     Effective tax rate....................................... 34.5% 38.9% 38.1%
                                                               ====  ====  ====

8. EMPLOYEE BENEFIT PLANS

  The Company maintains a qualified Employee Stock Ownership Plan ("ESOP"), which is a noncontributory defined contribution plan established for the employees of the Company. The ESOP covers substantially all employees who have attained the age of twenty-one (21) and have completed one year of service on or before the last day of the plan year. Vesting in the ESOP is based on years of continuous service. Vesting begins after three years of service and is continuous through seven years of service, at which time the participant is 100% vested. The purpose of the ESOP is to purchase Company stock and other investments for the benefit of the employees or their beneficiaries. Employer contributions are discretionary and are determined annually by the Company's Board of Directors. The employer's cash and accrued contributions to this plan were approximately $84,000 in each of fiscal years 1995, 1996 and 1997. The Company's contribution to the ESOP is allocated to the participants based on the ratio of their compensation to the total compensation of all eligible

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES participants. Compensation is defined as total salary and wages for the plan year and will include salary reduction contributions. The Company had no allocated shares, shares committed-to-be released, unallocated shares or unearned shares at October 31, 1995, 1996 and 1997. ESOP shares are treated as outstanding common stock in the computation of earnings per share.

  The Red Man Pipe & Supply Co. Retirement Savings Plan (the "Plan") incorporates the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees who have attained the age of twenty-one (21) and have completed at least one year of service. Participants are allowed to contribute a portion of their salary with employer matching contributions based on the contributions of the participants. The employer matching contributions were approximately $180,000, $222,000 and $254,000 for the years ended October 31, 1995, 1996 and 1997, respectively.

  The Company also has an employee Medical Reimbursement Plan ("MRP") which entitles eligible employees to be reimbursed for certain medical and dental expenses incurred by them or their family up to $500 per employee, per year. All full-time employees are eligible to participate in the MRP after having completed six months of employment with the Company. The Company's Board of Directors determines annually whether or not the MRP will be funded for the current year. The Company's contributions to the MRP were approximately $165,000, $190,000 and $202,000 for the years ended October 31, 1995, 1996 and
1997, respectively.

9. ASSET PURCHASE

  On April 3, 1995, the Company purchased substantially all of the inventory and fixed assets of the supply division of Vinson Supply Company for a purchase price of $19,526,000. Under the terms of the Purchase Agreement, the Company gave cash, a short-term note, and 2,000 shares of Class C Preferred Stock as consideration for the assets purchased.

10. RELATED PARTY TRANSACTIONS

  The Company leases certain equipment from Prideco, a partnership related by common ownership and control. The Company also leases certain buildings from Prideco. Amounts paid to Prideco for building and equipment rental were $763,000, $787,000 and $906,000 for 1995, 1996 and 1997, respectively.

  In 1995, 1996 and 1997, the Company paid rent of approximately $178,000, $665,000 and $422,000, respectively, to an affiliate of its Class C preferred stockholder. In each of October 1996 and April 1997, the Company purchased one service and supply store from an affiliate for $1,550,000 and $650,000, respectively.

  In fiscal years 1995, 1996 and 1997, the Company paid a law firm, of which a director of the Company is a partner, legal fees and expenses totaling $122,000, $105,000 and $157,000, respectively.

  A stockholder leases a service and supply center to the Company for use in its operations. The stated term of the lease will expire in January 1998. The aggregate lease payments made to the stockholder totaled $13,800 in each of fiscal years 1995, 1996 and 1997.

11. CONCENTRATION AND CREDIT RISK

  Most of the Company's business activity is with customers in the energy industry. In the normal course of business, the Company grants credit to these customers. Trade accounts receivable are primarily from these customers. The Company generally does not require collateral on its trade receivables. During 1995, 1996 and 1997, the Company had sales to one customer amounting to approximately 14%, 11% and 12% of sales, respectively.

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

  While the Company's normal business practice is to maintain minimal cash balances on hand in its bank accounts, at October 31, 1997, the Company had cash at one financial institution in excess of federal deposit insurance limits. The account is swept each day and applied against the Company's revolving credit facility; therefore, management believes that any risk associated with cash deposits is negligible.

  A substantial portion of the Company's tubular goods sales is purchased from two manufacturers. The Company has no long-term supply contracts with these manufacturers which would assure the Company of a continued supply of tubular good products in the future. Although the Company believes there are numerous manufacturers having the capacity to supply its tubular goods products, the loss of one of these major suppliers could have a material adverse effect on the Company's business, financial condition or results of operations as such loss would require the Company to rely more heavily on its other existing suppliers or develop relationships with new suppliers, which may cause the Company to pay higher prices for products due to a loss of the volume discount benefits currently obtained from its two major suppliers.

12. SUBSEQUENT EVENTS

 Initial Public Offering

  In December 1997 the Company filed a registration statement with the Securities and Exchange Commission to register the sale of shares of its Class A common stock (the "Offering").

  In connection with the Offering, the Company's Certificate of Incorporation was amended and restated in December 1997 to increase and reclassify the Company's authorized Common Stock from 500,000 shares of Class A Common Stock, par value $1.00 per share, having one vote per share and 500,000 shares of non-voting Class B Common Stock, par value $1.00 per share, to 50,000,000 shares of Class A Common Stock, par value $.01 per share, having one vote per share and 50,000,000 shares of Class B Common Stock, par value $.01 per share, having ten votes per share, respectively. Simultaneously therewith, certain stockholders effected an exchange of Common Stock. Additionally, in connection with the Offering, the Company intends to effect a stock split of its Class A Common Stock and Class B Common Stock. All shares and per share information included within the audited financial statements and related footnotes reflect historical amounts and have not been restated to reflect the increased and reclassified common stock and stock split. Upon completion of the initial public offering, the Company will reflect the increased and reclassified common stock and stock split in the historical financial statements.


 Incentive Stock Plan

  In December 1997, the Company established the Red Man Pipe & Supply Co. Incentive Stock Plan (the "Incentive Plan") in which officers, employees and directors are eligible to participate. The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options and awards of restricted stock. Incentive stock options may only be awarded to employees and the exercise price may not be less than the fair market value of the Class A common stock on the date of grant (or 110% of such fair market value if granted to employees who own more than 10% of the combined voting power of all classes of the stock of the Company). The exercise price of non-qualified stock options shall be determined by the Board of Directors or its committee and shall not be less than the fair market value of the Class A Common Stock on the date of grant. The vesting period for all options will be determined by the Board of Directors or its committees at the time of the grant. The incentive stock option may not be exercised after the expiration of 10 years from the date of grant (or 5 years if granted to employees who own more than 10% of the combined voting power of all classes of stock of the Company). No options have been granted under the Incentive Plan.

                  RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

  A restricted stock award will consist of shares of Class A Common Stock that are nontransferable or subject to risk of forfeiture until specific conditions are met. The restrictions will lapse in accordance with the schedule or other conditions as determined by the Board of Directors or its committee. During the restriction period, the recipient of restricted stock will have certain rights as a stockholder, including the right to vote the stock and receive dividends. No awards have been granted under the Incentive Plan.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

 ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  All amounts, except SEC and NASD fees, are estimates.

     Securities and Exchange Commission registration fee .............. $25,444
     NASD filing fee...................................................   9,125
     New York Stock Exchange listing fee...............................    *
     Transfer agent's fees.............................................    *
     Printing, engraving and shipping expenses.........................    *
     Legal fees and expenses...........................................    *
     Blue sky fees and expenses........................................    *
     Accounting fees...................................................    *
     Miscellaneous.....................................................    *
                                                                        -------
         Total......................................................... $
                                                                        =======

--------
* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Bylaws provide that the registrant shall indemnify its officers and directors as permitted by the Oklahoma General Corporation Act. Pursuant to Section 31 of the Oklahoma General Corporation Act, the registrant generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the registrant unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has the power to purchase and maintain insurance for its directors and officers. The Company's Restated Certificate of Incorporation also eliminates, subject to certain limitations, the liability of the Company's directors for monetary damages for breach of their fiduciary duty as directors.

  The preceding discussion of the registrant's bylaws and Section 31 of the Oklahoma General Corporation Act is not intended to be exhaustive and is qualified in its entirety by the Company's Bylaws and Section 31 of the Oklahoma General Corporation Act.

  The form of Underwriting Agreement included as Exhibit 1.1 provides for indemnification of the Company and certain controlling persons under certain circumstances, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following information is furnished as to securities sold within the past three years which were not registered under the Securities Act. Unless otherwise indicated, each of the issuances and sales described below was effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering. No underwriting discounts or selling commissions were paid in connection with such issuances and sales.

  1. On April 3, 1995, in connection with the purchase of inventory and assets of Vinson Supply Company ("Vinson") pursuant to the Purchase Agreement dated March 2, 1995, between the Company and Vinson, the Company issued 2,000 shares of Series C Preferred Stock, par value $2,500 per share.

  2. On January 15, 1995, the Company issued 1,232 shares of Class A Common Stock to the Company's Employee Stock Ownership Plan for consideration of $62,832.

  3. On April 30, 1996, the Company issued 638 shares of Class A Common Stock to the Company's Employee Stock Ownership Plan for consideration of $41,470.

  4. On March 31, 1997, the Company issued 794 shares of Class A Common Stock to the Company's Employee Stock Ownership Plan for consideration of $67,490.

  5. On December 11, 1997, the Company amended its Certificate of Incorporation to increase and reclassify its authorized common stock from 500,000 shares of Class A Common Stock, par value $1.00 per share ("Old Class A Common Stock"), having one vote per share and 500,000 shares of non-voting Class B Common Stock, par value $1.00 per share ("Old Class B Common Stock"), to 50,000,000 shares of Class A Common Stock, par value $.01 per share ("New Class A Common Stock"), having one vote per share and 50,000,000 shares of Class B Common Stock, par value $.01 per share ("New Class B Common Stock"), having ten votes per share. In connection with the amendment to the Company's Certificate of Incorporation, holders of 82,000 shares of Old Class A Common Stock exchanged such shares for 82,000 shares of New Class B Common Stock and holders of 34,344 shares of Old Class B Common Stock exchanged such shares for 34,344 shares of New Class A Common Stock. The exchange was effected in reliance upon an exemption from registration under Section 3(a)(9) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 (a) Exhibits:

   EXHIBIT NO.                              EXHIBIT
   -----------                              -------
      *1.1     Form of Underwriting Agreement.
       3.1     Amended and Restated Certificate of Incorporation of Red Man
               Pipe & Supply Co. (the "Company").
       3.2     Amended and Restated Bylaws of the Company.
       4.1     Form of stock certificate for the Company's Class A Common
               Stock, par value $0.01 per share.
      *5.1     Opinion of Conner & Winters, A Professional Corporation.
      10.1     Red Man Pipe & Supply Co. Incentive Stock Plan.
      10.2     Loan and Security Agreement dated May 3, 1991, between the
               Company and Barclay's Business Credit.
      10.3     First Amendment to Loan and Security Agreement dated July 30,
               1991, between the Company and Barclays Business Credit, Inc.
               ("Barclays").
      10.4     Second Amendment to Loan and Security Agreement dated June 1,
               1992, between the Company and Barclays.
      10.5     Third Amendment to Loan and Security Agreement dated October 29,
               1992, between the Company and Barclays.
      10.6     Fourth Amendment to Loan and Security Agreement dated April 1,
               1993, between the Company and Barclays.
      10.7     Fifth Amendment to Loan and Security Agreement dated June 30,
               1993, between the Company and Barclays.
      10.8     Sixth Amendment to Loan and Security Agreement dated October 28,
               1993, between the Company and Barclays.
      10.9     Seventh Amendment to Loan and Security Agreement dated May 12,
               1994, between the Company and Barclays.

   EXHIBIT NO.                              EXHIBIT
   -----------                              -------
      10.10    Eighth Amendment to Loan and Security Agreement dated October
               31, 1994, between the Company and Barclays.
      10.11    Ninth Amendment to Loan and Security Agreement dated April 3,
               1995, between the Company and Shawmut Capital Corporation, successor-in-interest to Barclays.
      10.12    Tenth Amendment to Loan and Security Agreement dated March 7,
               1996, between the Company and Fleet Capital Corporation,
               formerly Shawmut Capital Corporation.
      10.13    Eleventh Amendment to Loan and Security Agreement dated June 14,
               1996, between the Company and Fleet Capital Corporation.
      10.14    Twelfth Amendment to Loan and Security Agreement dated June 4,
               1997, between the Company and Fleet Capital Corporation.
      10.15    Thirteenth Amendment to Loan and Security Agreement dated August
               29, 1997, between the Company and Fleet Capital Corporation.
      10.16    Fourteenth Amendment to Loan and Security Agreement dated
               September 26, 1997, between the Company and Fleet Capital
               Corporation.
      10.17    Form of automobile lease between the Company and Prideco and related schedule of terms of additional lease agreements.
      10.18    Agreement dated October 30, 1997, between the Company and
               Consolidated Investment Services, Inc.
     *10.19    Lease agreement dated January 31, 1995, between the Company and
               Betty J. Ketchum.
     *10.20    Lease agreement dated November 1, 1990, between the Company and
               Prideco relating to gas measurement facility.
     *10.21    Lease agreement dated April 3, 1995, between the Company and
               Sammons Realty Corporation relating to Farmington, New Mexico center.
     *10.22    Lease agreement dated April 3, 1995, between the Company and
               Sammons Realty Corporation relating to Odessa, Texas center.
     *10.23    Lease Agreement dated April 3, 1995, between the Company and
               Sammons Realty Corporation relating to Freeport, Texas center.
     *10.24    Lease Agreement dated April 3, 1995, between the Company and
               Sammons Realty Corporation relating to Houston, Texas center.
     *10.25    Lease Agreement dated April 3, 1995, between the Company and
               Sammons Realty Corporation relating to Harvey, Louisiana center.
     *10.26    Registration Rights Agreement dated December 17, 1997, between the Company and Consolidated Investment Services, Inc.
       11.1    Statement Regarding Computation of Per Share Earnings.
       23.1    Consent of Coopers & Lybrand L.L.P.
      *23.2    Consent of Conner & Winters, A Professional Corporation
               (included in Exhibit 5.1).
       24.1    Power of Attorney (included in this Part II).
       27.1    Financial Data Schedule.

--------
* To be filed by amendment.

 (b) Financial Statement Schedules:

   --Report of Independent Accountants on Financial Statement Schedule

   --Schedule II, Valuation and Qualifying Accounts and Reserves

  All other schedules are omitted as inapplicable or because the required information is contained in the financial statements or included in the footnotes thereto.

ITEM 17. UNDERTAKINGS.

  1. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closings specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  3. The undersigned Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  THE REGISTRANT. Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa and State of Oklahoma on the 15th day of December, 1997.

                                          RED MAN PIPE & SUPPLY CO.

                                                  /s/ L. Craig Ketchum
                                          By:__________________________________
                                             L.Craig Ketchum
                                             President and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints L. Craig Ketchum and Dee Paige, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement for the offering covered by this Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

    /s/   L. Craig Ketchum           Director, President and       December 15, 1997
____________________________________ Chief Executive Officer
          L. Craig Ketchum           (Principal Executive
                                     Officer)

      /s/ Betty J. Ketchum           Director, Chairman of the     December 15, 1997
____________________________________ Board and Secretary
          Betty J. Ketchum

    /s/  T. Wayne Windham            Director and Vice President,  December 15, 1997
____________________________________ International
          T. Wayne Windham

       /s/    Dee Paige              Director, Chief Financial     December 15, 1997
____________________________________ Officer and Treasurer
             Dee Paige               (Principal Financial and
                                     Accounting Officer)

        /s/ David L. Noss            Director                      December 15, 1997
____________________________________
           David L. Noss

                           RED MAN PIPE & SUPPLY CO.

               INDEX TO CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.......................................... S-2
Schedule II--Valuation and Qualifying Accounts and Reserves................ S-3

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Red Man Pipe & Supply Co.

  In connection with our audits of the consolidated financial statements of Red Man Pipe & Supply Co. and Subsidiaries as of October 31, 1996 and 1997, and for each of the three years in the period ended October 31, 1997, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

  In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          Coopers & Lybrand L.L.P.

Tulsa, Oklahoma
November 26, 1997

                                  SCHEDULE II

                   RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

  Allowance for Doubtful Accounts

                                          ADDITIONS
                                    ---------------------
                                                CHARGED
                                    CHARGED TO  TO OTHER  DEDUCTIONS  BALANCE
                         BALANCE AT COSTS AND  ACCOUNTS/     AND     AT END OF
DESCRIPTION              BEGINNING   EXPENSES  RECOVERIES WRITE-OFFS  PERIOD
-----------              OF PERIOD  ---------- ---------- ---------- ---------
                                            (IN THOUSANDS)
Year ended October 31,
 1995...................    $200       $240       $88       $(228)     $300
Year ended October 31,
 1996...................     300        562        43        (405)      500
Year ended October 31,
 1997...................     500        875        48        (673)      750